    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 14, 2004



                                                     REGISTRATION NO. 333-111753

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO


                                   FORM F-10
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                           RESEARCH IN MOTION LIMITED
             (Exact name of Registrant as specified in its charter)

                ONTARIO                                    3661                                NOT APPLICABLE
    (Province or other Jurisdiction            (Primary Standard Industrial                   (I.R.S. Employer
   of Incorporation or Organization)           Classification Code Number)                  Identification No.)

                               295 PHILLIP STREET
                       WATERLOO, ONTARIO, CANADA N2L 3W8
                                 (519) 888-7465
   (Address and telephone number of Registrant's principal executive offices)
                         RESEARCH IN MOTION CORPORATION
                   122 WEST JOHN CARPENTER PARKWAY, SUITE 430
                              IRVING, TEXAS 75039
                                 (972) 650-6126
           (Name, address and telephone number of agent for service)
                             ---------------------
                                   Copies to:

                CHRISTOPHER W. MORGAN, ESQ.                                       DAVID LOPEZ, ESQ.
          SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP                             DAVID I. GOTTLIEB, ESQ.
                       222 BAY STREET                                     CLEARY, GOTTLIEB, STEEN & HAMILTON
                  SUITE 1750, P.O. BOX 258                                        ONE LIBERTY PLAZA
                  TORONTO, ONTARIO M5K 1J5                                  NEW YORK, NEW YORK 10006-1470
                       (416) 777-4700                                               (212) 225-2000

                             ---------------------
   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

                          PROVINCE OF ONTARIO, CANADA
               (Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):


A.   [X]  Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United
          States and Canada).
B.   [ ]  At some future date (check the appropriate box below):
          1.   [ ]  pursuant to Rule 467(b) on (        ) at (        )
                    (designate a time not sooner than 7 calendar days after
                    filing).
          2.   [ ]  pursuant to Rule 467(b) on (        ) at (        )
                    (designate a time 7 calendar days or sooner after filing)
                    because the securities regulatory authority in the review
                    jurisdiction has issued a receipt or notification of
                    clearance on (        ).
          3.   [ ]  pursuant to Rule 467(b) as soon as practicable after
                    notification of the Commission by the Registrant or the
                    Canadian securities regulatory authority of the review
                    jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
          4.   [ ]  after the filing of the next amendment to this Form (if preliminary material is being filed).


If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE


---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                     PROPOSED MAXIMUM     PROPOSED MAXIMUM        AMOUNT OF
           TITLE OF EACH CLASS OF                 AMOUNT TO BE        OFFERING PRICE         AGGREGATE           REGISTRATION
         SECURITIES TO BE REGISTERED             REGISTERED(1)          PER SHARE          OFFERING PRICE            FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Shares................................      10,350,000           $67.24(2)           $695,934,000        $56,301.06(3)
---------------------------------------------------------------------------------------------------------------------------------
Common Shares................................       2,070,000           $70.95(4)            146,866,500         11,881.50(5)
---------------------------------------------------------------------------------------------------------------------------------
    Total....................................      12,420,000                               $842,800,500        $68,182.56
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------


(1) Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c), based on the average of the high and low prices of the Registrant's common shares on the Nasdaq National Market on December 30, 2003.


(3) Previously paid.



(4) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c), based on the average of the high and low prices of the Registrant's common shares on the Nasdaq National Market on January 8, 2004.



(5) Paid herewith.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE AS PROVIDED IN RULE 467 UNDER THE SECURITIES ACT OF 1933 OR ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a) OF THE ACT, MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART I

                           INFORMATION REQUIRED TO BE
                      DELIVERED TO OFFEREES OR PURCHASERS

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 Subject to completion, dated January 14, 2004


                                9,000,000 SHARES

                                   (RIM LOGO)

                           RESEARCH IN MOTION LIMITED

                                 COMMON SHARES
                            ------------------------


Research In Motion Limited is offering 9,000,000 common shares. Our common shares are quoted on the Nasdaq National Market ("Nasdaq") under the symbol "RIMM" and listed on the Toronto Stock Exchange (the "TSX") under the symbol "RIM." On January 13, 2004, the closing sale price of our common shares as reported on Nasdaq was US$76.68 and on the TSX was Cdn$97.60.


 INVESTING IN OUR COMMON SHARES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON
                           PAGE 9 OF THIS PROSPECTUS.

WE ARE PERMITTED TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS, WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES.

OWNING THE COMMON SHARES MAY SUBJECT YOU TO TAX CONSEQUENCES BOTH IN THE UNITED STATES AND CANADA. YOU SHOULD READ THE TAX DISCUSSION UNDER "TAX
CONSIDERATIONS." THIS PROSPECTUS MAY NOT DESCRIBE THESE TAX CONSEQUENCES FULLY.

YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS MAY BE ADVERSELY AFFECTED BECAUSE WE ARE INCORPORATED IN ONTARIO, MOST OF OUR OFFICERS AND DIRECTORS AND SOME OF THE EXPERTS NAMED IN THIS PROSPECTUS ARE CANADIAN RESIDENTS, AND SUBSTANTIALLY ALL OF OUR ASSETS AND THE ASSETS OF THOSE OFFICERS, DIRECTORS AND EXPERTS ARE LOCATED OUTSIDE OF THE UNITED STATES.

                                                                PER SHARE    TOTAL
                                                                ---------    -----
Public offering price.......................................     US$         US$
Underwriting commission.....................................     US$         US$
Proceeds, before expenses, to Research In Motion Limited....     US$         US$

The underwriters may also purchase up to an additional 1,350,000 shares from us at the public offering price, less the underwriting commission, within 30 days after the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The common shares will be ready for delivery in New York, New York on or about
             , 2004.
                            ------------------------

      Joint Book-Running Leads                       Joint Leads
Lehman Brothers  Merrill Lynch & Co.  Goldman, Sachs & Co.  UBS Investment Bank

                            ------------------------
Banc of America Securities LLC
                        BMO Nesbitt Burns
                                        CIBC World Markets
                                                      Griffiths McBurney Corp.
                            ------------------------

Canaccord Capital


            National Bank Financial


                        Orion Securities Inc.


                                     RBC Capital Markets


                                                Scotia Capital


                                                         SG Cowen


                                                               TD Securities

                                          , 2004

                              [Inside Front Cover]

Three small pictures of people using RIM's wireless handhelds, one small picture of a building and one small picture of a production facility superimposed over a large picture of a RIM Blackberry device.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    3
Risk Factors................................................    9
Special Note Regarding Forward-Looking Statements...........   22
Exchange Rate Information...................................   23
Use of Proceeds.............................................   23
Dividend Policy.............................................   23
Price Range And Trading Volumes Of Our Common Shares........   24
Capitalization..............................................   25
Selected Consolidated Financial Data........................   26
Description Of Share Capital................................   28
Tax Considerations..........................................   30
Underwriting................................................   37
Legal Matters...............................................   41
Auditors, Transfer Agent And Registrar......................   41
Documents Incorporated By Reference.........................   41
Where You Can Find More Information.........................   42
Documents Filed As Part Of The Registration Statement.......   43

                            ------------------------

     You should only rely on the information contained or incorporated by reference in this prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing or incorporated by reference in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, operating results, financial condition and prospects may have changed since that date.

     Unless we state otherwise or the context otherwise requires, all references to dollar amounts in this prospectus are references to U.S. dollars. References to "$" or "US$" are to U.S. dollars and references to "Cdn$" are to Canadian dollars. See "Exchange Rate Information." Our consolidated historical financial statements that are incorporated by reference into this prospectus have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

     Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

     The BlackBerry and RIM families of related marks, images and symbols are our properties and trademarks. RIM, Research In Motion, "Always On, Always Connected", the 'envelope in motion' symbol, BlackBerry and the BlackBerry logo are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus or in the documents incorporated by reference. This summary does not contain all of the information that you should consider before investing in our common shares. You should carefully read the entire prospectus, including the section titled "Risk Factors" and the documents incorporated by reference in this prospectus, before making an investment decision.

THE COMPANY

     We are a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, we provide platforms and solutions for seamless access to time-sensitive information including email, phone, SMS (short message service) messaging, organizer, Internet and intranet-based applications. Our technology also enables a broad array of third-party developers and manufacturers to enhance their products and services with wireless connectivity. Our products, services and embedded technologies are used by thousands of organizations around the world and are commercially available through a variety of offerings including the BlackBerry wireless platform, the RIM wireless handheld product line, technical support services and the BlackBerry Connect licensing program.

     Our sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of our products and services as well as our own supporting sales and marketing teams. We have established strategic relationships with the following carriers:

AMERICAS
-  AT&T Wireless
-  Bell Mobility
-  Cingular Interactive
-  Cingular Wireless
-  Motient
-  Nextel
-  T-Mobile USA
-  Telus Mobility
-  Rogers Wireless
-  Telcel
-  Verizon Wireless

ASIA-PACIFIC
-  Hutchison Telephone Company
-  HutchWorld Limited
-  Smart Communications
-  Starhub Mobile
-  Telstra
EUROPE
-  mmO2 UK
-  mmO2 Ireland
-  mmO2 Germany
-  Telfort B.V.
-  T-Mobile Austria
-  T-Mobile Germany
-  T-Mobile UK
-  Telefonica
-  Telecom Italia Mobile
-  SFR
-  Swisscom
-  Vodafone Global
-  Vodafone Germany
-  Vodafone Italy
-  Vodafone Netherlands
-  Vodafone Spain
-  Vodafone UK

     Through our BlackBerry Connect licensing program, we have entered into development agreements with or licensed certain of our intellectual property to High Tech Computer Corporation, Nokia Corporation, PalmSource and Sony Ericsson.

PRODUCTS AND SERVICES

     Our primary revenue stream is generated by our BlackBerry wireless solution. The BlackBerry wireless solution is comprised of wireless handhelds, software and service. It can provide users with a wireless extension of their work and personal email accounts, including Microsoft Outlook, Lotus Notes, MSN/Hotmail and POP3/ISP email. When coupled with the BlackBerry Enterprise Server, our enterprise solution allows Microsoft Exchange and Lotus Domino users to send and receive corporate email securely. BlackBerry also enables the use of personal information management, or PIM, functions such as calendar, address book, task list and other functions associated with personal organizers. In addition, our BlackBerry wireless solution, through the Mobile Data Service feature of the BlackBerry Enterprise Server, allows users to securely access data from enterprise applications and the Internet. BlackBerry Web Client, our offering for the professional consumer (also referred to as prosumer), allows the integration of up to 10 different email accounts on the same handheld. BlackBerry service is provided through a combination of our network operations center and the wireless networks of our carrier partners.

  WIRELESS HANDHELDS

     BlackBerry Wireless Handhelds provide users with the ability to send and receive full-length wireless messages and data from a wearable device. Our BlackBerry Wireless Handhelds also incorporate a personal organizer including contact and calendar functionality, which can synchronize with the user's desktop PIM system, and web-browsing capability. Certain BlackBerry Wireless Handhelds integrate a mobile phone with the other wireless data and PIM features.

     We have provided various models of our wireless handhelds, including:
BlackBerry 7700 Series, BlackBerry 7200 Series, BlackBerry 6200 Series, BlackBerry 6750, BlackBerry 6510/7510, BlackBerry 6710/ 6720, BlackBerry 5810/5820, RIM 900 Series and RIM 800 Series. Our products have been designed to accommodate the technical requirements of one or more of the Mobitex, DataTac, GSM/GPRS, CDMA (1xRTT) and iDEN protocols, and the wireless data networks we currently support, which are based on 2G and 2.5G technologies.

  SERVICE

     We also generate revenues from service billings to our BlackBerry subscriber base. As of November 29, 2003, we had approximately 865,000 BlackBerry subscribers. This service revenue is generated in one of two forms:

     - a monthly infrastructure access fee to a carrier/distributor where a carrier or other distributor bills the BlackBerry subscriber; or

     - a monthly service fee charged by us directly to end-customers where we have purchased airtime from certain carriers and resold it directly to BlackBerry subscribers.

  SOFTWARE

     An important part of our BlackBerry wireless solution is the software that is installed on desktop personal computers and/or at the corporate server level. Software revenues include fees from licensed server software and client access licenses, maintenance and upgrades.

  TECHNICAL SUPPORT SERVICES

     Technical Support Services (also referred to as TSupport) is our comprehensive suite of annual technical support and software maintenance programs. TSupport is designed to meet customers' unique BlackBerry support needs by offering them a single point of contact for BlackBerry technical support. Support can be provided to TSupport customers for all BlackBerry software regardless of where it was initially purchased. There are currently five service support levels to satisfy specific BlackBerry support needs.

  BLACKBERRY CONNECT LICENSING PROGRAM

     BlackBerry Connect is our licensing program which enables mobile device manufacturers to equip their handsets with the integrated ability to connect to our BlackBerry Enterprise Server and BlackBerry Web Client related services using the same wireless architecture and infrastructure that is being used by our BlackBerry handheld customers. The licensing program is designed to help provide a more open, global platform and address the distinct needs of end-users, IT departments, carriers and licensees.

STRATEGY

     Key components of our business strategy include:

     Extend Technology Leadership. We are currently recognized as a leader in the wireless industry for designing and developing the BlackBerry wireless platform and wireless handheld product line. We intend to maintain our leadership by focusing on the further development of two-way wireless technologies and applications, protecting our intellectual property and encouraging the adoption of our platform by wireless network service providers and their subscribers globally, and licensing our technologies to key handset and service vendors.

     Broaden Strategic Alliances and Relationships. We intend to continue to strengthen and develop our strategic alliances and relationships, and to enter into similar relationships to affirm and enhance our competitive position as a primary wireless handheld and solutions provider. Areas of strategic alliances and relationships include, but are not limited to, independent software vendors, global telecommunications carriers, handset and converged wireless communication device manufacturers, microchip manufacturers, systems integrators, and outsourcing partners for manufacturing processes.

     Promote and Enhance Development of Third-Party Software. We will continue to enhance software development tools, provide technical support and accommodate external software developers to further promote the development of software applications based on Java 2 Platform, Micro Edition (also referred to as J2ME) for our products and services.

     Expand the Global Reach of the BlackBerry Wireless Solution. We plan to continue to forge and expand partnerships around the world to broaden the addressable market for BlackBerry in terms of both geographies and customer segments.

     Maintain Market Leadership and Expand Customer Base. We intend to maintain our position as a market leader by focusing our sales and marketing efforts on strategic alliances and relationships to promote the sale of our products as well as our own direct sales and marketing teams. We also intend to expand our distribution channels and addressable markets by continuing to engage and work closely with value-added resellers, system integrators and network partners.

     Enhance and Expand the BlackBerry Wireless Solution. We believe that the unique functionality of the BlackBerry wireless solution can be further enhanced for both corporate and prosumer customers. We will focus on improving and enhancing our service, designing new models and developing additional BlackBerry applications, in addition to continuing to enhance our BlackBerry Enterprise Server and BlackBerry Web Client.

     Continue to Invest in Highly Qualified Personnel. We believe that the quality and skills of our senior management team and other personnel within the organization have been key factors in our progress to date. We intend to continue our recruiting efforts to support our product development and growth strategies.

     Pursue Licensing and Strategic Relationships with Industry
Leaders. Through our BlackBerry Connect licensing program, we will continue to pursue arrangements with partners to allow third-party handsets to access the BlackBerry infrastructure to broaden the addressable market and offer choice to end-users.

RECENT DEVELOPMENTS

     RESULTS FOR THE QUARTER AND NINE MONTHS ENDED NOVEMBER 29, 2003

     Revenue for the third quarter ended November 29, 2003 was $153.9 million, up 22.4% from $125.7 million for the previous quarter ended August 31, 2003. The total number of BlackBerry subscribers increased by approximately 154,000 from the previous quarter to approximately 865,000 subscribers. Net income for the quarter was $16.3 million, or $0.20 per share on a fully diluted basis, compared to $2.2 million, or $0.03 per share on a fully diluted basis in the previous quarter.

     Revenue for the nine months ended November 29, 2003 was $384.0 million, up 75.2% from $219.2 million for the nine months ended November 30, 2002. Net income for the period was $10.3 million, or $0.13 per share on a fully diluted basis, compared to a net loss of $117.8 million, or $1.51 per share on a fully diluted basis in the same period last year.

     RECENT BUSINESS DEVELOPMENTS

     We have had the following developments in our business:

     - We launched the BlackBerry 7200 Series Handhelds, which incorporate dual-band or tri-band functionality with color display technology. These handsets are currently being offered by a number of our carrier partners around the world, including AT&T Wireless, Cingular, Hutchison, Rogers Wireless, Smart Communications, StarHub, Telecom Italia Mobile, Telstra, T-Mobile Germany, T-Mobile UK, T-Mobile USA and Vodafone.

     - We announced a global relationship with Vodafone to offer our BlackBerry wireless solution through Vodafone properties around the world. The first product included in this offering is the BlackBerry 7230 Wireless Handheld, which incorporates a new, customized, Vodafone branded, icon-driven menu and user interface.

     - We formalized our development relationship with PalmSource, Inc. with the goal of developing a BlackBerry connectivity solution for Palm OS licensees. We anticipate negotiating a technology distribution agreement for the BlackBerry connectivity solution on Palm OS at a future date.

     - We announced a global agreement with Sony Ericsson under our BlackBerry Connect licensing program.

     - We launched the BlackBerry 7510 Wireless Handheld with Nextel Communications which is the first BlackBerry handheld to feature a speakerphone. It also includes features such as a color screen, built-in cell-phone, personal organizer and web browser and supports Nextel Online Wireless Web and Direct Connect.

     - Telcel announced the availability of our BlackBerry wireless solution in Latin America. Telcel's nationwide GSM/GPRS network provides high-speed voice and data services in more than 315 cities throughout Mexico.

     - We launched the BlackBerry 7730 Wireless Handheld. mmO2 became the first carrier to offer this new handheld with a larger color display to enterprise customers in Europe.

     - A number of our carrier partners, including Hutchison, mmO2, StarHub, Telecom Italia Mobile and Telstra, recently launched BlackBerry Web Client.

     - We announced the availability of the S/MIME (Secure Multipurpose Internet Mail Extensions) Support Package v1.5 for Java-based BlackBerry handhelds. S/MIME support is an important purchasing criterion for many organizations, including the U.S. Department of Defense. With the availability of this support package for Java-based BlackBerry handhelds, our customers have a wider choice of BlackBerry handhelds and services that satisfy various corporate and departmental security policies relating to wireless phone and data usage.

     - We announced support for Microsoft Exchange Server 2003 on the BlackBerry wireless platform. This will allow customers to easily upgrade to Microsoft Exchange Server 2003 while maintaining their existing BlackBerry infrastructure.

     - We introduced a new version of our BlackBerry Development Environment for J2ME. This version incorporates support for over-the-air application deployment and new BlackBerry application interface specifications that allow developers to leverage and integrate with BlackBerry email and personal information management.

     - We became a member of the NASDAQ-100 Index and our common shares are now included in the NASDAQ-100 Index Tracking Stock.

     NTP LITIGATION UPDATE

     On August 5, 2003, the United States District Court for the Eastern District of Virginia granted an injunction prohibiting us from providing BlackBerry service and from selling or distributing our handhelds and software in the United States. At the same time, the District Court stayed the injunction pending appeal. The stay permits us to continue to provide BlackBerry service in the United States and to continue to use, sell and manufacture our wireless handhelds and software in, and import them into, the United States pending the completion of our appeal of the District Court's judgment. We filed a notice of appeal of the District Court's judgment with the Court of Appeals for the Federal Circuit on August 29, 2003 and filed our appeal brief on November 26, 2003. On January 5, 2004, NTP filed its appeal brief with the Court of Appeals. In addition, the United States Patent and Trademark Office has initiated reexaminations of all of the NTP patents-in-suit. Our appeal and the United States Patent and Trademark Office's reexaminations remain ongoing. See "Risks Related to Intellectual Property."

                            ------------------------

     We were incorporated on March 7, 1984 under the Business Corporations Act (Ontario). Our registered and principal business office is located at 295 Phillip Street, Waterloo, Ontario, N2L 3W8, Telephone: (519) 888-7465.
                            ------------------------

                                  THE OFFERING

Common shares offered.........   9,000,000 shares

Common shares outstanding
after the offering............   88,271,044 shares(1)

Over-allotment option.........   1,350,000 shares

Use of proceeds...............   We intend to use the net proceeds from this
                                 offering primarily for general corporate purposes, including research and development of new products and technologies, expansion of our manufacturing capacity, expansion of our global sales and marketing organization and activities, and for working capital. In addition, we may use a portion of the net proceeds to acquire or invest in one or more new technologies, products or businesses that expand, complement or are otherwise related to our current business and products or which provide additional distribution channels. See
                                 "Use of Proceeds."

TSX trading symbol............   RIM

Nasdaq trading symbol.........   RIMM
------------

(1) Based on 79,271,044 common shares outstanding on December 31, 2003. This amount does not include 8,805,935 common shares issuable upon exercise of stock options outstanding under our stock option plan as of December 31, 2003.

                                  RISK FACTORS

     You should carefully consider the following risks, as well as the other information contained in this prospectus and the documents incorporated by reference herein before investing in the common shares. If any of the following risks actually occurs, our business could be harmed. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those of which we are currently unaware or that we deem immaterial, may also adversely affect our business.

                     RISKS RELATED TO INTELLECTUAL PROPERTY

     THE UNITED STATES DISTRICT COURT FOR THE EASTERN DISTRICT OF VIRGINIA HAS RULED AGAINST US IN THE NTP, INC. LITIGATION. ALTHOUGH WE HAVE APPEALED THE DISTRICT COURT'S FINAL JUDGMENT, WE MAY NOT BE SUCCESSFUL IN OUR APPEAL. IF OUR APPEAL ULTIMATELY FAILS, AND WE ARE UNABLE TO NEGOTIATE A LICENSE FROM NTP, WE WILL BE UNABLE TO CONTINUE TO SELL OUR BLACKBERRY PRODUCTS AND SERVICES IN THE UNITED STATES, OUR LARGEST MARKET, WHICH WILL HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION.

     In November 2001, we were served with a complaint filed by NTP, Inc., a patent holding company, alleging that we had infringed on eight of NTP's United States patents. NTP asserted that these patents cover the use of radio frequency wireless communications in electronic mail systems. The matter went to trial in 2002 in the United States District Court for the Eastern District of Virginia, and the jury issued a verdict in favor of NTP on November 21, 2002, finding that certain of the products and services that we sell in the United States infringe on five of NTP's patents. As a result, the jury awarded damages based upon its assessment of the estimated income derived from certain of our revenues that were considered "infringing revenues". The jury also found that the infringement by us was willful. Based upon its finding of infringement, the jury awarded compensatory damages to NTP of $23.1 million, or 5.7% of the infringing revenues to October 31, 2002.

     Subsequent to the ruling on November 21, 2002, NTP filed several motions, including a motion for enhanced damages based on the jury's finding that the infringement was willful, and an application for a permanent injunction to prohibit us from providing BlackBerry service and from using, selling or manufacturing our handhelds and software in, or importing them into, the United States. On March 11, 2003, the District Court ruled that NTP was entitled to additional compensatory damages: (1) for the period November 1, 2002 to February 28, 2003; and (2) for each quarterly fiscal accounting period subsequent to February 28, 2003. On May 23, 2003, the District Court ordered that: (1) the jury's award of compensatory damages be enhanced by $8.9 million; (2) NTP be awarded enhanced compensatory damages, such that the rate of 5.7% for all post-verdict infringing revenues be increased by a factor of 0.5 (or 50%) to 8.55%; and (3) NTP be awarded approximately $4.2 million in attorneys' fees. In accordance with a joint stipulation between us and NTP, dated April 10, 2003, revenue from the sale of certain additional specified BlackBerry handheld models and services in the United States are included in post-verdict infringing revenues.

     On August 5, 2003, the District Court granted, and then immediately ruled to stay pending appeal, the injunction against us sought by NTP, which ruling allows us to continue to provide BlackBerry service in the United States and to continue to use, sell and manufacture our wireless handhelds and software in, and import them into, the United States pending the completion of our appeal of the District Court's judgment.

     We filed a notice of appeal of the District Court's judgment with the Court of Appeals for the Federal Circuit on August 29, 2003 and filed our appeal brief on November 26, 2003. On January 5, 2004, NTP filed its appeal brief with the Court of Appeals.

     Subsequent to the November 21, 2002 jury verdict, the Director of the United States Patent and Trademark Office initiated a reexamination of the validity of the claims in several patents held by NTP, including four of the five patents at issue in our dispute. The United States Patent and Trademark Office also subsequently granted our reexamination request in regard to the fifth patent-in-suit. The results of these reexaminations may not be favorable to our interests, and if not, may assist NTP in our appeal of the District Court's judgment. Even if the results of these reexaminations are favorable to our interests, the reexaminations may not be concluded prior to our appeal being decided or such results may not assist us in our appeal.

     The total expense we have recorded in relation to the NTP matter for fiscal 2003 was $58.2 million and for the first three quarters of fiscal 2004 was $22.3 million. Commencing in the first quarter of fiscal 2004 and on a quarterly basis thereafter, we are required to deposit the then current period's enhanced compensatory damages amount into a bank account in the Eastern District of Virginia. The quarterly deposits will be retained in the account until the appeals process is complete. The quarterly deposit obligation is reflected as "restricted cash" on our consolidated balance sheet as at November 29, 2003. We made the required bank account deposit in the amount of $9.0 million with respect to the third quarter of fiscal 2004 on December 30, 2003. Additionally, all enforcement proceedings of the monetary aspects of the judgment have been stayed by the District Court as a result of our posting security, through the use of a letter of credit, in an amount sufficient to satisfy the judgment (excluding the above quarterly deposits).


     While the jury verdict, rulings, damages and other awards in this litigation remain subject to appeal, our appeal may not ultimately be successful. If the appeal is unsuccessful, the jury verdict in the NTP litigation, as amended by the District Court, requiring us to pay a royalty in respect of all infringing revenues will have a material adverse effect on our future operating results and financial condition and may significantly impede our growth prospects. In addition, if we are not able to overturn on appeal the injunction, we will be unable to continue to provide BlackBerry service in the United States and to continue to use, sell or manufacture our wireless handhelds and software in, or to import them into, the United States, the largest market for our products and services (representing 83.3% of our consolidated revenue in fiscal 2003 and 75.8% in the nine months ended November 29, 2003), unless we are able to negotiate a license from NTP at that time, which may not be available to us at a reasonable cost or at all. If our appeal ultimately fails and a license from NTP is not available to us, we would have to terminate the contractual arrangements with our customers, carriers and resellers in the United States, and we could be subject to claims for any losses they incur as a result. While we would also seek to restructure our business to focus on our operations in markets outside the United States, we might not be successful in doing so. Any of these developments would have a material adverse effect on our business, operating results and financial condition.


     WE MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

     Our commercial success depends, in part, upon us not infringing intellectual property rights owned by others. The industry in which we compete has many participants that own, or claim to own, intellectual property. We cannot determine with certainty whether any existing third-party patents or the issuance of any new third-party patents would require us to alter our technologies, obtain licenses or cease certain activities.

     We have received, and we may in the future receive, claims from third parties asserting infringement and other related claims. Litigation has been and may continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish our proprietary rights. Some of our competitors have, or are affiliated with companies having, substantially greater resources than we do, and these competitors may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. Regardless of whether claims that we are infringing patents or other intellectual property rights have any merit, those claims could:

     - adversely affect our relationships with current or future network carriers and licensees of our BlackBerry Connect licensing program;

     -  be time-consuming to evaluate and defend;

     -  result in costly litigation;

     -  cause product shipment delays or stoppages;

     -  divert management's attention and resources;

     -  subject us to significant liabilities;

     -  require us to enter into royalty or licensing agreements; and

     -  require us to cease certain activities.

     In addition to being liable for potentially substantial damages relating to a patent or other intellectual property infringement action against us or, in certain circumstances, our customers with respect to our products and services that is not resolved in our favor, we may be prohibited from developing or commercializing certain of our technologies and products unless we obtain a license from the holder of the patent or other intellectual property rights. We cannot assure you that we will be able to obtain any such license on commercially favorable terms, or at all. If we do not obtain such a license, our business, operating results and financial condition could be materially adversely affected and we could be required to cease related business operations in some markets and restructure our business to focus on our continuing operations in other markets.

     We received a letter in May of 2003 from Inpro II Licensing, S.a.r.l., a Luxembourg-based licensing company, suggesting that we may require a license for two patents held by it. The first patent includes claims covering a combination host/satellite computer system where the satellite (i.e. a personal digital assistant such as a wireless handheld device) and host automatically synchronize data between them through a communications interface. The second patent includes claims covering a digital assistant that interfaces with a host computer, and contains a CPU, memory, display and user-operable thumb-wheel for directional input for control operations performed with the display. Following a review of these patents, in October 2003 we filed a declaratory judgment action against Inpro II Licensing in the U.S. District Court for the Northern District of Texas, Dallas Division. We are seeking a ruling that the two patents held by Inpro II Licensing are either invalid or not infringed upon by us. Subsequently, in November 2003 Inpro II Licensing filed an action in the U.S. District Court for the District of Delaware against us and one of our carriers in the United States asserting infringement of the second of the two patents referred to above. We may not prevail in either suit and we may not be permitted to continue to use the technology that Inpro II Licensing alleges infringes the patent-at-suit in the Delaware action. We cannot determine the amount of damages that might be awarded in the event that we are found liable for infringement. If we are found to have infringed the patent, a jury or judge could award injunctive relief or damages which could have a material adverse effect on our business, operating results and financial condition.

     WE MAY NOT BE ABLE TO OBTAIN PATENTS OR OTHER INTELLECTUAL PROPERTY RIGHTS NECESSARY TO PROTECT OUR PROPRIETARY TECHNOLOGY.

     Our commercial success depends to a significant degree upon our ability to develop new or improved technologies and products, and to successfully obtain patent or other proprietary or statutory protection for these technologies and products in Canada, the United States and other countries. We seek to patent concepts, components, protocols and other inventions that we consider to have commercial value or that will likely give us a technological advantage. We own rights to an array of patented and patent pending technologies relating to wireless communication in the United States, Canada and overseas. We continue to devote significant resources to protecting our proprietary technology. However, we may not be able to develop technology that is patentable, patents may not be issued in connection with our pending applications and claims allowed may not be sufficient to provide us with exclusive protection for our technology. Furthermore, any patents issued to us could be challenged, invalidated or circumvented and may not provide proprietary protection or a competitive advantage to us.

     A number of our competitors and other third parties have been issued patents, and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those that we have made or may make in the future. As patent applications filed before November 29, 2000 in the United States are maintained in secrecy until issued as patents, and as publication or public awareness of new technologies often lags behind actual discoveries, we cannot be certain that we were the first to develop the technology covered by our pending patent applications or that we were the first to file patent applications for the technology. In addition, the disclosure in our patent applications, particularly in respect of the utility of our claimed inventions, may not be sufficient to meet the statutory requirements for patentability in all cases. As a result, we cannot assure you that our patent applications will result in enforceable patents.

     Protection of the rights sought in published patent applications can be costly and uncertain and can involve complex legal and factual questions. In addition, the laws of certain countries in which our products are sold or licensed do not protect intellectual property rights to the same extent as the laws of Canada or the United States. Therefore, the breadth of claims allowed in our patents, and their enforceability, cannot be predicted. Even if our patents are held to be enforceable, others may be able to design around our patents or develop products similar to our products that are not within the scope of our patents. We cannot assure you that any of our patents or patent applications will provide any protection or competitive advantages to us.

     In addition to patents, we rely on copyrights, trademarks, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. While we enter into confidentiality and non-disclosure agreements with our employees, consultants, contract manufacturers, customers, potential customers and others to attempt to limit access to and distribution of our proprietary and confidential information, it is possible that:

     -  some or all of our confidentiality agreements will not be honored;

     -  third parties will independently develop equivalent technology;

     - disputes will arise with our strategic partners, customers or others concerning the ownership of intellectual property; or

     -  unauthorized disclosure of our know-how or trade secrets will occur.

     We cannot assure you that we will be successful in protecting our proprietary rights.

                 RISKS RELATED TO OUR BUSINESS AND OUR INDUSTRY

     WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO ENHANCE OUR CURRENT PRODUCTS OR DEVELOP NEW PRODUCTS AT COMPETITIVE PRICES OR IN A TIMELY MANNER.

     The wireless data communications industry is an emerging industry that is characterized by rapid technological change, evolving industry standards and frequent new product introductions. Accordingly, our future success depends upon our ability to enhance our current products and develop and introduce new products offering enhanced performance and functionality at competitive prices.

     Currently, our products have been designed to accommodate the technical requirements of one or more of the Mobitex, DataTac, GSM/GPRS, CDMA (1xRTT) and iDEN protocols, and the wireless data networks we currently support, which are based on 2G and 2.5G technologies. Although these are currently the dominant communications technology standards, they may not always be, and our business may be adversely affected if these technologies or subsequent new technologically advanced products on which we focus do not achieve acceptance among customers. We are currently developing a number of products incorporating advanced technologies, including products incorporating evolving 3G technologies, from which we will pursue those products that we expect to have the best chance for success based on our expectations of future market demand. We cannot assure you that the technologies and related products on which we focus will be brought to market by us or network operators as quickly as anticipated or that they will achieve broad customer acceptance among operators or end-users of our products.

     The development and application of new technologies involve time, substantial costs and risks. Our inability, for technological or other reasons, to enhance, develop and introduce products in a timely manner, or at all, in response to changing market conditions or customer requirements could have a material adverse effect on our operating results or could result in our products becoming obsolete. Our ability to compete successfully will depend in large measure on our ability to maintain a technically skilled research and development staff and to adapt to technological changes and advances in the industry, including providing for the continued compatibility of our products with evolving industry standards and protocols and competitive network operating environments.

     NETWORK DISRUPTIONS COULD AFFECT THE PERFORMANCE OF OUR SERVICES AND HARM OUR REPUTATION.

     The BlackBerry service is provided through a combination of our network operations center and the wireless networks of our carrier partners. Our operations rely to a significant degree on the efficient and uninterrupted operation of complex technology systems and networks, which are in some cases integrated with those of third parties. Our networks and technology systems are potentially vulnerable to damage or interruption from a variety of sources including damage or interruption by fire, earthquake, power loss, telecommunications failure, terrorist acts, war or other events. Although we pursue various measures to manage our risks related to network disruptions, we cannot assure you that these measures will be adequate. Any outage in a network or system, or other unanticipated problem that leads to an interruption or disruption of the BlackBerry service could have a material adverse effect on our operations, sales and operating results.

     In addition, poor performance in or disruptions of the services we deliver to our customers could harm our reputation, delay market acceptance of our services and subject us to liabilities. We enter into service level agreements, or SLAs, with certain customers. The SLAs specify the events constituting "down time" and the actions that we will take to rectify or respond to such down time. Failure to comply with SLAs may have a material adverse effect on our business, operating results and financial condition.

     OUR ABILITY TO SELL THE BLACKBERRY SOLUTION IS DEPENDENT UPON US ESTABLISHING AND MAINTAINING RELATIONSHIPS WITH NETWORK CARRIERS AND LICENSEES.

     We are increasingly dependent on our ability to establish and develop new relationships and to build on existing relationships with our network carrier partners, which we rely on to deliver our current and future products and services. We expect this trend to continue as we sell an increasing number of our products through network carriers and resellers, rather than directly to the enterprise or end user.

     We cannot assure you that we will be successful in advancing our relationships with network carriers. Any non-performance by us under our contracts with network carriers may have significant adverse consequences for us, because certain customers are demanding stringent contract undertakings with respect to service levels that involve penalties to be paid by us for non-performance. If any significant customer discontinues its relationship with us for any reason, or reduces or postpones current or expected purchase commitments for our products and services, our business prospects, operating results and financial condition could be materially adversely affected.

     In addition, we cannot assure you that the network carriers will act in a manner that will promote the success of our products. Factors that are largely within the control of network carriers but are important to the success of our BlackBerry solution include:

     - the quality and coverage area of voice and data services offered by the carriers;

     -  the degree to which carriers actively promote our products;

     -  the extent to which carriers offer and promote competitive products;

     - the pricing and terms of voice and data plans that carriers will offer for use with the BlackBerry solution;

     - sales growth of wireless handhelds, along with the related service, software and other revenues with respect to the BlackBerry wireless email solution;

     - significant numbers of new activations of BlackBerry subscribers, as well as retention of existing ones;

     -  the carriers' interest in testing our products on their networks;

     -  network performance and required investments in upgrades;

     - future investments in evolving network technologies, such as 3G network capability; and

     - continued support and distribution of our products and services even though claims of patent infringement involving our products may be filed against our carriers and licensees as well as against us.

     Failure by our network carrier partners to promote and support our products and services could adversely affect our revenue growth. Failures in the networks could result in loss of or delay in market acceptance of our new product and service offerings.

     We sell the BlackBerry solution through our network carrier partners which distribute the solution to our customers. Some of these carriers also sell products of our competitors. If some of our competitors offer their products to the carriers on more favorable terms or have more products available to meet their needs, there may be pressure on us to reduce the price of our products or those carriers may stop carrying our products or de-emphasize the sale of our products in favor of the products of competitors.

     Additionally, we are dependent on the telecommunications network operators, over which we have limited control. We also rely on certain of our network carrier partners to provide us wholesale airtime, in order that we can re-sell to our direct BlackBerry subscribers. If the carriers materially alter their pricing schedules or do not extend or renew current contractual commitments, our revenue growth will be adversely affected.

     WE RELY ON OUR SUPPLIERS TO SUPPLY FUNCTIONAL COMPONENTS AND ARE EXPOSED TO THE RISK THAT THESE SUPPLIERS WILL NOT BE ABLE TO SUPPLY COMPONENTS ON A TIMELY BASIS.

     Our manufacturing activity depends on obtaining adequate supplies of functional components, such as displays, semi-conductors, batteries, printed circuit boards and flash memory, on a timely basis. We are currently on supplier allocation for color displays. We purchase several key components and license certain software used in the manufacture and operation of our products from a variety of sources. Some components come from sole source suppliers and we depend on these sources to meet our needs. Alternative sources are not always available. Moreover, we depend on, but have limited control over, the quality and reliability of the products supplied or licensed to us. If we cannot supply products due to a lack of components, or are unable to redesign products with other components in a timely manner, our business will be significantly harmed. A supplier could discontinue or restrict supplying components or licensing software to us with or without penalty. If a supplier discontinued or restricted supplying a component or licensing software, our business could be harmed by the resulting product manufacturing and delivery delays. In addition, if a component supplier failed to meet our supplier requirements, such as product quality standards, and as a consequence some of our products were unacceptable to us, our sales and operating results could be adversely affected. A supplier could also file for bankruptcy, which would have an adverse financial impact on us.

     We generally use rolling forecasts based on anticipated product orders to determine our component requirements. Lead times for materials and components vary significantly and depend on factors such as specific supplier requirements, contract terms and current market demand for particular components. If we overestimate our component requirements, it may result in excess inventory, which would increase our costs. If we underestimate our component requirements, we may have inadequate inventory, which could interrupt manufacturing operations and delay delivery of our products. Any of these occurrences could have a material adverse effect on our business, operating results and financial condition.

     WE MAY NOT BE ABLE TO MANAGE GROWTH AND ONGOING DEVELOPMENT OF SERVICE AND SUPPORT OPERATIONS.

     We have experienced a period of significant growth in sales and personnel. Sales have increased to $384.0 million for the nine months ended November 29, 2003 from $219.2 million for the previous nine month period ended November 30, 2002. Although sales of BlackBerry Wireless Handhelds to network operators, strategic partners and corporate partners continued to generate significant revenue streams for us, we are earning an increasing amount of our revenues from recurring monthly fees from the BlackBerry service and the licensing of BlackBerry software. The growth in our services and software licensing operations will require ongoing development of service and support operations, including hiring and training employees and developing corporate standards and systems. Management systems will need to be continually enhanced and upgraded as we continue to increase our BlackBerry customer base, and we will need to increase or re-allocate the number of employees and facilities dedicated to customer service, fulfillment, billing and other administrative functions. We cannot assure you that we have made adequate allowances for the costs and risks associated with the expansion of our service offerings, that our systems, procedures or controls will be adequate to support our operations, or that we will be able to offer and expand our service offerings successfully. There are limited numbers of people with the necessary training and skills to manufacture and market our products or to provide our services. If we are unable to hire or re-allocate skilled employees in a timely manner, we might be unable to execute our business plans. We cannot assure you that we will be able to manage our growth or our shift in business revenues effectively.

     THE OCCURRENCE OR PERCEPTION OF A BREACH TO OUR SECURITY MEASURES OR AN INAPPROPRIATE DISCLOSURE OF CONFIDENTIAL INFORMATION COULD HARM OUR BUSINESS.

     The BlackBerry service involves the transmission of business-critical, proprietary information. If the security measures that we have implemented are breached or if there is an inappropriate disclosure of confidential information, we could be exposed to litigation and possible liability. Even if we were not held liable, a security breach or inappropriate disclosure of confidential information could harm our reputation, and even the perception of a security risk could inhibit market acceptance of our products and services. In addition, we may be required to invest additional resources to protect us against damages caused by these actual or perceived disruptions or security breaches in the future.

     WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY.

     We are engaged in an industry that is highly competitive and rapidly evolving. No technology has been exclusively or commercially adopted as the industry standard for wireless data communication. Accordingly, both the nature of the competition and the scope of the business opportunities afforded by the market in which we compete is currently uncertain. Our competitors, including many new market entrants, may implement new technologies before we do. In addition, our competitors may deliver new products and solutions earlier, or provide more attractively priced, enhanced or better quality products and solutions than we do.

     Many of our competitors have greater name recognition, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than we do. We cannot assure you that we will be able to compete effectively with these companies. We also expect that additional competition will develop, both from existing businesses in the wireless data communications industry and from new entrants, as demand for wireless access products and services expands and as the market for these products and services becomes more established. In addition, network infrastructure developers, independent software vendors, PC or PDA vendors or key network operators may seek to provide integrated wireless solutions including access devices developed internally or through captive suppliers. Competition could result in price reductions, fewer customer orders and reduced gross margin. We cannot assure you that we will be able to compete successfully and withstand competitive pressures.

     REDUCED SPENDING BY OUR CUSTOMERS DUE TO THE UNCERTAINTY OF ECONOMIC AND GEOPOLITICAL CONDITIONS MAY NEGATIVELY AFFECT US.

     Many of our end-users of the BlackBerry solution are directly affected by economic and geopolitical uncertainties and many of our end-users of the BlackBerry solution are dependent on or affected by changes to the financial or legal services market. Some of our end-users have also reduced capital spending on technology products. Current and future conditions in the domestic and global economies remain uncertain. A slowdown in capital spending by end-users of our products, coupled with existing economic and geopolitical uncertainties globally and in the financial services or legal markets, has created uncertainty for market demand and may affect our revenues.

     It is difficult to estimate the level of growth for the economy as a whole. It is even more difficult to estimate growth in various parts of the economy, including the markets in which we participate. Because all components of our budgeting and forecasting are dependent upon estimates of growth in the markets we serve and demand for our products and services, the prevailing economic uncertainties make it difficult to estimate future income and expenditures. The future direction of the overall domestic and global economies will have an impact on our overall performance. Economic conditions in the United States, Europe, Asia, Canada and globally affecting the wireless data communication devices industry in which we compete are beyond our control. If these economic conditions fail to improve we may experience reduced demand and pricing pressure on our products which could harm our operating results. In addition, acts of terrorism and the outbreak of hostilities and armed conflicts between countries have created uncertainties that may affect the global economy and could have a material adverse effect on our business, operating results and financial condition.

     WE ARE DEPENDENT ON A FEW SIGNIFICANT CUSTOMERS, THE LOSS OF ANY OF WHICH COULD HAVE AN ADVERSE EFFECT ON OUR OPERATIONS.

     We have historically been dependent on a small but increasing number of significant customers and on large complex contracts with respect to sales of the majority of our products. We expect that this trend will continue as we sell an increasing number of our products through network carriers and resellers rather than directly to end user customers. Revenue from carriers represented 58.3% of revenue for fiscal 2003 and 75.1% of revenue for the nine months ended November 29, 2003. For the nine months ended November 29, 2003, three carriers accounted for approximately 12.5%, 11.4% and 9.7% of our revenue, respectively. If any significant customer discontinues its relationship with us for any reason, or reduces or postpones current or expected purchase commitments for our products and services, it could have a material adverse effect on our business, operating results and financial condition.

     Additionally, two customers comprised 24.8% and 10.7%, respectively, of trade receivables as at November 29, 2003. We routinely monitor the financial condition of our customers and review the credit history of each new customer. While we believe that our allowances for doubtful accounts adequately reflect the specific credit risk of our customers, historical trends and economic circumstances, such allowances may prove to be inaccurate or insufficient. If we experience significant net bad debts expense for any reason, there could be a material adverse effect on our business, operating results and financial condition.

     OUR QUARTERLY FINANCIAL RESULTS ARE SUBJECT TO FLUCTUATIONS AND DIFFICULT TO PREDICT.

     Our quarterly financial results are difficult to predict, may fluctuate and could be significantly impacted by the timing of substantial orders and shipments, as well as new releases of our products and services. Our sales may also be impacted by economic factors which have a more significant impact on industries such as the financial and legal services sectors as, to date, our largest end user customers have been in those sectors. Our operating expenses are based on anticipated revenue levels, are generally relatively fixed in the short term and are incurred throughout the quarter; thus, fluctuations in operating expenses are likely, since significant sales and marketing program costs may be incurred in a single quarter. Additionally, many of our products are subject to long sales cycles. As a result, if expected revenues are not realized as anticipated, or if operating expenses are higher than expected, our quarterly financial results could be materially adversely affected. Quarterly financial results in the future may be influenced by these or other factors, including:

     -  possible delays in the shipment of new products and services;

     -  fluctuations in activations of new BlackBerry subscribers;

     -  increased price and product competition;

     - our ability to develop and deliver new products based on new and developing technologies;

     -  the size and timing of customer orders;

     -  possible delays in the acquisition of network carrier customers;

     -  changes in legislation, regulation and/or accounting rules; and

     - acts of terrorism or the outbreak of hostilities or armed conflicts between countries.

     Accordingly, there may be significant variations in our quarterly financial results, and such results may not meet the expectations of analysts or investors.

     OUR BUSINESS RELIES ON THIRD-PARTY NETWORK INFRASTRUCTURE DEVELOPERS AND IS EXPOSED TO THE RISK THAT THESE DEVELOPERS WILL BE UNABLE TO DEVELOP OR MAINTAIN THEIR NETWORK INFRASTRUCTURE.

     We rely on wireless network infrastructure developers for access to emerging wireless data protocols. In addition, our business is dependent on the development, deployment and maintenance by third parties of their wireless infrastructure and on their sales of products and services that use our products. Market acceptance of our products may also depend on support from third-party software developers and the marketing efforts of value added resellers, Internet service providers and computer manufacturers and distributors. The loss of, or inability to maintain, any of these relationships, or the failure of such third parties to execute or effectively manage their own business plans, could result in delays or reductions in product shipments, which could have a material adverse effect on our business, operating results and financial condition.

     We have designed BlackBerry Enterprise Server to be used with Microsoft Exchange and Lotus Notes. The functionality of BlackBerry devices sold to corporate customers will depend on continued growth in the number of businesses that adopt Microsoft Exchange and Lotus Notes as their email and server solutions. If the number of businesses that adopt Microsoft Exchange and Lotus Notes fails to grow or grows more slowly than we currently expect, or if Microsoft or Lotus delay or fail to release new or enhanced products, or announce new incompatible products, our revenues from BlackBerry corporate customers could be materially adversely affected.

     WE ARE EXPOSED TO FLUCTUATIONS IN FOREIGN CURRENCIES.

     We are exposed to foreign exchange risk as a result of transactions in currencies other than our functional currency of the U.S. dollar. A substantial majority of our revenue and purchases of raw materials are denominated in U.S. dollars. However, a portion of revenue and capital expenditures, as well as a substantial portion of operating costs, including salaries and manufacturing overhead, are incurred in other currencies, primarily Canadian dollars. If the Canadian dollar continues to appreciate relative to the U.S. dollar, our Canadian denominated expenses will increase when translated to U.S. dollars for financial reporting purposes.

     We monitor our foreign exchange exposures and, in certain circumstances, maintain net monetary asset and/or liability balances in foreign currencies and engage in foreign currency hedging activities through the use of derivative financial instruments. These activities mitigate, but do not eliminate, our exposure to exchange rate fluctuations. As a result, exchange rate fluctuations may materially adversely affect our operating results in future periods.

     A SIGNIFICANT PORTION OF OUR ASSETS ARE HELD IN CASH, CASH EQUIVALENTS, SHORT-TERM OR LONG-TERM INVESTMENTS, ALL OF WHICH ARE SUBJECT TO MARKET AND CREDIT RISK.

     We are exposed to market risk for changes in interest rates with respect to our investment portfolio. At the end of fiscal 2003, we had a total balance of cash, cash equivalents, short term investments and investments of $530.7 million, compared to $644.6 million at the end of fiscal 2002. We realized investment income of $11.4 million in fiscal 2003, compared to $25.7 million in fiscal 2002. Total investment income was $7.0 million for the nine months ended November 29, 2003. Cash equivalents, short term and other investments are invested in certain debt securities of varying maturities. Consequently, we are exposed to interest rate risk and our operating results may be materially adversely affected by changes in interest rates. The fair value of short term and other investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates.

     Additionally, we are exposed to market and credit risk on our investment portfolio. While our investment policies include investing exclusively in liquid, investment-grade securities and limiting investment in any single issuer, we cannot assure you that such investment policies will eliminate or reduce market or credit risks. Our investment policies are subject to review by our board of directors and may change from time to time.

     DEFECTS IN OUR PRODUCTS AND SERVICES CAN BE DIFFICULT TO DETECT. IF DEFECTS OCCUR, THEY COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     Our products and services are highly complex and sophisticated and, from time to time, may contain design defects that are difficult to detect and correct. We cannot assure you that errors or defects will not be found in new products or services after commencement of commercial shipments or provision of such services or, if discovered, that we will be able to successfully correct such errors or defects in a timely manner or at all. The occurrence of errors and failures in our products or services could result in loss of or delay in market acceptance of our products or services, and correcting such errors and failures in our products or services could require significant expenditure of capital by us. Our products are integrated into our customers' networks and equipment. The sale and support of these products may entail the risk of product liability or warranty claims based on damage to such networks and equipment. In addition, the failure of our products or services to perform to customer expectations could give rise to warranty claims. The consequences of such errors, failures and claims could have a material adverse effect on our business, operating results and financial condition.

     IF WE DO NOT CONTROL OUR PRODUCTION OR THE QUALITY OF OUR PRODUCTS, OUR SALES COULD BE AFFECTED.

     We have established our own production facility, and our sales and operating profits could be adversely affected if we fail to manage our manufacturing and logistics efficiently or to ensure that our products meet quality standards. We may experience difficulties in increasing or decreasing production at our facilities, adopting new processes and finding the most timely way to develop the best solutions to meet the technical requirements of our customers and of regulatory authorities. In addition, we may outsource certain of our manufacturing requirements to third parties in the future. The failure by us or any third party to which we outsource our manufacturing requirements to manage the production and supply of our products successfully, including the failure to meet scheduled production and delivery deadlines, or the failure of products to meet the product quality requirements of our customers, could materially adversely affect our financial condition, strategic partnerships and future prospects.

     WE ARE SUBJECT TO RISKS INHERENT IN FOREIGN OPERATIONS.

     Sales outside North America represented approximately 9.6% of our sales in fiscal 2003 and 15.1% of our sales for the nine months ended November 29, 2003. We intend to continue to pursue international market growth opportunities, which could result in a scenario where international sales may account for a more significant portion of our revenues. We have committed, and may continue to commit, significant resources to our international operations and sales and marketing activities. We maintain offices in Canada, the United States, the United Kingdom, Japan, Hong Kong, France, Italy and Germany. We have limited experience conducting business outside of North America, and we may not be aware of all the factors that may affect our business in foreign jurisdictions. We will be subject to a number of risks associated with international business activities that may increase costs, lengthen sales cycles and require significant management attention. International operations carry certain risks and associated costs, such as the complexities and expense of administering a business abroad; complications in compliance with, and unexpected changes in regulatory requirements; foreign laws, international import and export legislation; trading and investment policies; foreign currency fluctuations; exchange controls; tariffs and other trade barriers; difficulties in collecting accounts receivable; potential adverse tax consequences; uncertainties of laws and enforcement relating to the protection of intellectual property; unauthorized copying of software; difficulty in managing a geographically dispersed workforce in compliance with diverse local laws and customs; and other factors, depending upon the country involved. We cannot assure you that we will not experience these factors in the future or that they will not have a material adverse effect on our business, operating results and financial condition.

     OUR FUTURE SUCCESS DEPENDS ON OUR EXISTING KEY PERSONNEL, THE LOSS OF ANY OF WHOM COULD ADVERSELY IMPACT OUR BUSINESS.

     Our success is largely dependent on our ability to attract and retain skilled employees. Competition for highly skilled management, technical, research and development and other employees is intense in the wireless data communications industry and we may not be able to attract or retain highly qualified personnel in the future. None of our officers or key employees is bound by an employment agreement for any specific term. We do not maintain key-person life insurance policies on any of our employees. The loss of key employees could disrupt our operations and impair our ability to compete effectively.

     THE SALE OF OUR PRODUCTS IS DEPENDENT UPON THE CONTINUED USE AND EXPANSION OF THE INTERNET.

     Increased sales of our products and services will depend upon the expansion of the Internet as a leading platform for communication and commerce. Usage of the Internet may be inhibited for a number of reasons.

The Internet infrastructure may not be able to support the demands placed on it by continued growth and may lose its viability due to delays in the development or adoption of new equipment, standards and protocols to handle increased levels of Internet activity, security, reliability, cost, ease-of-use, accessibility and quality of service. In addition, concern about the transmission of confidential information over the Internet has been a significant barrier to electronic communications and commerce. Any well-publicized compromise of security could deter more people from using the Internet to transmit confidential information or conduct commercial transactions. The possibility that federal, state, provincial, local or foreign governments may adopt laws or regulations limiting the use of the Internet, or the use of information collected from communications or transactions over the Internet, or may seek to tax Internet commerce, could significantly reduce the use of the Internet. If the Internet does not continue to become a widespread communications medium and commercial marketplace, the demand for our products and services may be materially adversely affected.

     WE ARE SUBJECT TO REGULATION, CERTIFICATION AND HEALTH RISKS THAT COULD AFFECT OUR BUSINESS.

     Our products must be approved by the Federal Communications Commission, or the FCC, before they can be used in commercial quantities in the United States. The FCC requires that access devices meet various standards, including safety standards with respect to human exposure to electromagnetic radiation and basic signal leakage. Regulatory requirements in Canada, Europe, Asia and other jurisdictions must also be met. Although our products and solutions are designed to meet all relevant safety standards and recommendations globally, any perceived risk of adverse health effects of wireless communication devices could materially adversely affect us through a reduction in sales.

     In addition to regulatory approvals, product manufacturers must obtain certification from the networks upon which their products operate. Failure to maintain regulatory approvals and network certifications for our current products or a failure to obtain required regulatory approvals or network certifications for any new products on a timely basis could have a material adverse effect on our business, operating results and financial condition.

     SUBSEQUENT TO THIS OFFERING, OUR EXECUTIVE MANAGEMENT WILL BENEFICIALLY OWN APPROXIMATELY 18.6% OF OUR COMMON SHARES, AND EXECUTIVE MANAGEMENT MAY HAVE INTERESTS THAT DIFFER FROM YOURS.

     Based on 79,271,044 common shares outstanding as at December 31, 2003, subsequent to this offering our executive management will beneficially own approximately 18.6% of our outstanding common shares. As a result, these shareholders, acting together, will be able to continue to exercise significant influence over all matters requiring shareholder approval, including the ability to elect all of the directors and approve fundamental changes to our business. This concentration of ownership may have the effect of delaying or preventing a change in control of us, our board of directors or management.

     OUR WORLDWIDE OPERATIONS SUBJECT US TO INCOME TAXES IN MANY JURISDICTIONS, AND WE MUST EXERCISE SIGNIFICANT JUDGMENT IN ORDER TO DETERMINE OUR WORLDWIDE FINANCIAL PROVISION FOR INCOME TAXES. THAT DETERMINATION IS ULTIMATELY AN ESTIMATE AND, ACCORDINGLY, WE CANNOT ASSURE YOU THAT OUR HISTORICAL INCOME TAX PROVISIONS AND ACCRUALS WILL BE ADEQUATE.

     We are subject to income taxes in both Canada and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, we cannot assure you that the final determination of any tax audits and litigation will not be materially different from that which is reflected in historical income tax provisions and accruals. Should additional taxes be assessed as a result of an audit or litigation, there could be a material adverse effect on our current and future results and financial condition.

                         RISKS RELATED TO THE OFFERING

     OUR SHARE PRICE MAY BE VOLATILE AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

     The market price of our outstanding common shares in the past has been and may in the future be volatile due in part to highly volatile markets generally, particularly for technology company shares. A variety of events, including quarter-to-quarter variations in operating results, entering into or failing to enter into or renew a material contract or order, news announcements by us or our competitors, trading volume, general market trends for technology companies and other factors, could result in wide fluctuations in the market price for our common shares. In addition, our share price may be affected by factors such as the performance of other technology companies, announcements by or results of our competitors, results of existing or potential litigation involving us, including developments in the NTP litigation, and announcements regarding new products and services and forward-looking financial guidance.

     FUTURE SALES OR ISSUANCES OF OUR COMMON SHARES COULD LOWER OUR SHARE PRICE AND DILUTE YOUR VOTING POWER AND MAY REDUCE OUR EARNINGS PER SHARE.

     We may sell additional common shares in subsequent offerings. We may also issue additional common shares to finance future acquisitions. We cannot predict the size of future issuances of our common shares or the effect, if any, that future issuances and sales of our common shares will have on the market price of our common shares. Sales or issuances of substantial amounts of common shares, or the perception that such sales could occur, may adversely affect prevailing market prices for our common shares. With any additional sale or issuance of common shares, you will suffer dilution to your voting power and may experience dilution in our earnings per share.

     MANAGEMENT HAS BROAD DISCRETION OVER THE USE OF NET PROCEEDS FROM THIS OFFERING AND MAY NOT APPLY THE PROCEEDS EFFECTIVELY OR IN A WAY THAT WILL YIELD A FAVORABLE RETURN.

     Our management has broad discretion over the use of net proceeds from this offering. We intend to use the net proceeds of this offering primarily for general corporate purposes, including research and development of new products and technologies, expansion of our manufacturing capacity, expansion of our global sales and marketing organization and activities, and for working capital. In addition, we may use a portion of the net proceeds to acquire or invest in one or more new technologies, products or businesses that expand, complement or are otherwise related to our current business and products or which provide additional distribution channels. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the net proceeds we receive from this offering. We cannot assure you that management will apply these funds effectively, nor can we assure you that the net proceeds from this offering will be invested to yield a favorable return.

     THERE COULD BE ADVERSE TAX CONSEQUENCE FOR OUR SHAREHOLDERS IN THE UNITED STATES IF WE ARE A PASSIVE FOREIGN INVESTMENT COMPANY.

     Under U.S. federal income tax laws, if a company is, or for any past period was, a passive foreign investment company, or PFIC, it could have adverse U.S. federal income tax consequences to U.S. shareholders even if the company is no longer a PFIC. The determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change, and the principles and methodology used in determining whether a company is a PFIC are subject to interpretation. While we do not believe that we currently are or have been a PFIC, we cannot assure you that we will not be a PFIC in the future. U.S. purchasers of the common shares are urged to consult their tax advisors concerning U.S. federal income tax consequences of holding our common shares if we are considered to be a PFIC. See "Tax Considerations--U.S. Federal Income Tax Considerations--Passive Foreign Investment Company Rules."

     BECAUSE WE ARE AN ONTARIO CORPORATION AND THE MAJORITY OF OUR DIRECTORS AND OFFICERS ARE RESIDENT IN CANADA, IT MAY BE DIFFICULT FOR INVESTORS IN THE UNITED STATES TO ENFORCE AGAINST US CIVIL LIABILITIES BASED SOLELY UPON THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.

     We are an Ontario corporation with our principal place of business in Canada. A majority of our directors and officers and the auditors named herein are residents of Canada and all or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers or such auditors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the U.S. Securities Act of 1933. Investors should not assume that Canadian courts (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or "blue sky" laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.

     OUR CHARTER DOCUMENTS ENABLE OUR DIRECTORS TO ISSUE PREFERRED SHARES WHICH MAY PREVENT A TAKEOVER OF US BY A THIRD PARTY.

     Our authorized share capital consists of an unlimited number of common shares, an unlimited number of class A common shares and an unlimited number of preferred shares, issuable in one or more series. Our board of directors has the authority to issue preferred shares and determine the price, designation, rights, preferences, privileges, restrictions and conditions, including dividend rights, of these shares without any further vote or action by shareholders. The rights of the holders of common shares will be subject to, and may be adversely affected by, the rights of holders of any preferred shares that may be issued in the future. Our ability to issue preferred shares could make it more difficult for a third party to acquire a majority of our outstanding voting shares, the effect of which may be to deprive our shareholders of a control premium that might otherwise be realized in connection with an acquisition of us.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily made based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These estimates and assumptions are inherently subject to significant business, economic and competitive uncertainties, many of which, with respect to future events, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by us, or on our behalf.

     In particular, the words "expect," "anticipate," "estimate," "may," "will," "should," "intend," "believe," and similar expressions are intended to identify forward-looking statements. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion of forward-looking statements included or incorporated by reference in this prospectus should not be considered as a representation by us or any other person that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in the forward-looking statements, including the following, which are discussed in greater detail under the heading "Risk Factors":

     -  failure of our appeal of the judgment in the NTP litigation;

     - third-party claims for infringement of intellectual property rights by us;

     - our ability to obtain successfully patent or other proprietary or statutory protection for our technologies and products;

     - our ability to enhance current products and develop and introduce new products;

     - the efficient and uninterrupted operation of our network operations center and the networks of our carrier partners;

     - our ability to establish new, and to build on our existing, relationships with our network carrier partners and licensees;

     -  reliance on third-party suppliers;

     - effective management of growth and ongoing development of our service and support operations;

     - a breach of our security measures, or an inappropriate disclosure of confidential information;

     -  competition in our industry;

     - reduced spending by our customers due to the uncertainty of economic and geopolitical conditions;

     -  our dependence on a limited number of significant customers;

     -  fluctuations in our quarterly financial results;

     -  our reliance on third-party network infrastructure developers;

     -  foreign exchange risks;

     - changes in interest rates affecting our investment portfolio and the creditworthiness of our investment portfolio;

     -  the continued quality and reliability of our products;

     -  our ability to manage our production facilities efficiently;

     -  risks associated with our foreign operations;

     -  dependence on key personnel;

     -  continued use and expansion of the Internet;

     -  regulation, certification and health risks;

     -  control of our shares by management; and

     -  tax liabilities associated with our worldwide operations.

     These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements. We undertake no obligation to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as required by law.

                           EXCHANGE RATE INFORMATION

     The following table sets forth, for each period indicated, the high and low exchange rates for U.S. dollars expressed in Canadian dollars, the average of such exchange rates on the last day of each month during such period, and the exchange rate at the end of such period. These rates are based on the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

                                                 FISCAL YEAR ENDED           NINE MONTHS ENDED
                                              -----------------------   ---------------------------
                                               MARCH 2,     MARCH 1,    NOVEMBER 30,   NOVEMBER 29,
                                                 2002         2003          2002           2003
                                              ----------   ----------   ------------   ------------
High........................................  Cdn$1.6128   Cdn$1.5995    Cdn$1.5995     Cdn$1.4905
Low.........................................      1.5102       1.4880        1.5108         1.2973
End.........................................      1.5955       1.4880        1.5658         1.2973
Average.....................................      1.5627       1.5590        1.5656         1.3843


     On January 13, 2004, the noon buying rate was Cdn$1.2729 per $1.00.


                                USE OF PROCEEDS


     We estimate that our net proceeds from this offering will be approximately $660,215,200, based on an assumed public offering price of US$76.68 per share, which was the closing price of our common shares on Nasdaq on January 13, 2004, and after deducting the underwriters' estimated commission and our estimated fees and expenses. If the underwriters' over-allotment option is exercised in full, we estimate that the net proceeds will be approximately $759,592,480.


     We intend to use the net proceeds from this offering primarily for general corporate purposes, including research and development of new products and technologies, expansion of our manufacturing capacity, expansion of our global sales and marketing organization and activities, and for working capital. In addition, we may use a portion of the net proceeds to acquire or invest in one or more new technologies, products or businesses that expand, complement or are otherwise related to our current business and products or which provide additional distribution channels. Although we evaluate potential acquisition and investment opportunities on an ongoing basis, we have no agreements or commitments with respect to any particular such transaction. We will retain broad discretion in allocating the net proceeds of this offering. Pending the uses described above, we intend to invest the net proceeds from this offering in liquid, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     We currently intend to retain earnings to finance the growth and development of our business and, therefore, we do not anticipate paying cash dividends in the foreseeable future. Our dividend policy will, however, be reviewed from time to time in the context of our earnings, financial condition and other relevant factors with a view to paying dividends in the future whenever operational circumstances permit.

              PRICE RANGE AND TRADING VOLUMES OF OUR COMMON SHARES

     Our common shares are listed on Nasdaq under the symbol "RIMM" and on the TSX under the symbol "RIM." The volume of trading and the closing price ranges of our common shares for the periods indicated are set forth in the following table.


                                                      NASDAQ                          TSX
                                           ----------------------------   ----------------------------
                                           HIGH     LOW       VOLUME       HIGH     LOW       VOLUME
                                           -----   ------   -----------   ------   ------   ----------
                                            ($)     ($)                   (CDN$)   (CDN$)
FISCAL 2002
  First Quarter..........................  46.50   17.90    296,397,000   72.20    28.25    74,392,100
  Second Quarter.........................  38.00   16.37    227,564,800   58.18    25.35    51,376,900
  Third Quarter..........................  23.79   14.16    167,309,500   37.69    21.16    45,761,300
  Fourth Quarter.........................  26.58   19.75    130,970,300   42.50    31.25    39,680,500
FISCAL 2003
  First Quarter..........................  29.29   14.65    154,414,900   46.50    22.55    40,230,500
  Second Quarter.........................  15.00    9.55    119,990,716   22.98    15.50    35,365,600
  Third Quarter..........................  16.58    8.42    101,881,551   26.00    13.45    42,369,400
  Fourth Quarter.........................  15.42   11.47     45,995,531   23.76    17.40    25,310,500
FISCAL 2004
  First Quarter..........................  20.02   11.01     91,573,811   27.40    16.20    36,453,500
  Second Quarter.........................  29.53   18.88    116,098,721   41.60    25.80    32,878,600
  Third Quarter..........................  46.99   27.32    171,937,571   62.95    37.99    33,202,800
  Fourth Quarter (through January 13,
     2004)...............................  77.58   43.26    186,697,699   99.17    56.66    15,555,989



     On January 13, 2004, the closing price of our common shares on Nasdaq was $76.68 per share and on the TSX was Cdn$97.60 per share.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of November 29, 2003:

     -  on an actual basis; and


     - on an as adjusted basis to give effect to this offering (at an assumed public offering price of $76.68 per share, being the closing price of the common shares on Nasdaq on January 13, 2004) and application of the estimated net proceeds therefrom as described in "Use of Proceeds," assuming that the underwriters' over-allotment option is not exercised and after deducting the estimated expenses of this offering and the underwriting commissions.



                                                              AS OF NOVEMBER 29, 2003
                                                              ------------------------
                                                               ACTUAL     AS ADJUSTED
                                                              ---------   ------------
                                                                   (IN THOUSANDS)
Cash and cash equivalents(1)................................  $360,076     $1,020,291
Short term investments......................................    24,018         24,018
Investments.................................................   147,528        147,528
                                                              --------     ----------
                                                              $531,622     $1,191,837
                                                              ========     ==========
Long-term debt including current portion:
  Current portion of long-term debt.........................  $  6,824     $    6,824
  Long-term debt............................................     6,469          6,469
                                                              --------     ----------
     Total Debt.............................................    13,293         13,293
                                                              --------     ----------
Shareholders' equity:
  Common shares (authorized--unlimited;
     outstanding--78,925,037;
     as adjusted--87,925,037)...............................   893,913      1,554,128
  Accumulated deficit.......................................  (160,743)      (160,743)
  Accumulated other comprehensive income....................    12,281         12,281
                                                              --------     ----------
     Total shareholders' equity.............................   745,451      1,405,666
                                                              --------     ----------
       Total capitalization.................................  $758,744     $1,418,959
                                                              ========     ==========


------------

(1)  Does not include restricted cash of approximately $23.5 million.

The table above excludes:

- 3,313,774 common shares reserved for issuance under our stock option plan as of November 29, 2003 that may be issued upon the exercise of options that may be granted after such date; and

- 9,158,942 common shares issuable upon exercise of stock options outstanding under our stock option plan as of November 29, 2003 at a weighted average exercise price of $19.40 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents selected consolidated historical financial data for the periods indicated. The selected consolidated financial data as of and for the years ended March 2, 2002 and March 1, 2003 are derived from our audited consolidated financial statements, and the selected consolidated financial data as of and for the nine months ended November 30, 2002 and November 29, 2003 are derived from our unaudited interim consolidated financial statements. In the opinion of our management the unaudited interim consolidated financial statements include all adjustments necessary to present fairly the financial information for such periods. Historical results are not necessarily indicative of the results that may be expected for any future period or for a full year. The selected consolidated financial data presented below has been selected from our consolidated financial statements prepared in accordance with U.S. GAAP. Historically we have prepared our consolidated financial statements in accordance with Canadian GAAP. Effective March 2, 2003, we began reporting our financial results in accordance with U.S. GAAP. We have also filed audited financial statements prepared in accordance with U.S. GAAP and reconciled to Canadian GAAP for the two fiscal years ended March 1, 2003 with the United States Securities and Exchange Commission and applicable Canadian provincial securities commissions. These financial statements are incorporated by reference into this prospectus. The selected historical financial data should be read in conjunction with our consolidated financial statements and the notes thereto together with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference herein.


                                               FISCAL YEAR ENDED           NINE MONTHS ENDED
                                             ---------------------    ----------------------------
                                             MARCH 2,    MARCH 1,     NOVEMBER 30,    NOVEMBER 29,
                                               2002        2003           2002            2003
                                             --------    ---------    ------------    ------------
                                                                              (UNAUDITED)
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue....................................  $294,053    $ 306,732     $ 219,230       $ 384,031
Cost of sales..............................   209,525      187,289       135,681         216,256
                                             --------    ---------     ---------       ---------
Gross Margin...............................    84,528      119,443        83,549         167,775
Expenses:
  Research and development, net of
     government funding....................    37,446       55,916        43,381          44,761
  Selling, marketing and administration....    93,766      104,978        79,998          76,182
  Amortization.............................    11,803       22,324        15,891          21,209
  Restructuring charges(1).................        --        6,550         6,550              --
  Litigation(2)............................        --       58,210        32,670          22,313
                                             --------    ---------     ---------       ---------
  Income (loss) from operations............   (58,487)    (128,535)      (94,941)          3,310
Investment income..........................    25,738       11,430         8,932           6,982
Write-down of investments..................     5,350           --            --              --
                                             --------    ---------     ---------       ---------
Income (loss) before income taxes..........   (38,099)    (117,105)      (86,009)         10,292
Income tax provision (recovery)............    (9,778)      31,752        31,751              --
                                             --------    ---------     ---------       ---------
Net income (loss)(3).......................   (28,321)    (148,857)     (117,760)         10,292
Retained earnings (deficit) beginning of
  period...................................    10,562      (19,204)      (19,204)       (171,035)
Common shares repurchased in excess of
  carrying amount..........................    (1,445)      (2,974)       (2,974)             --
                                             --------    ---------     ---------       ---------
Deficit, end of period.....................  $(19,204)   $(171,035)    $(139,938)      $(160,743)
                                             ========    =========     =========       =========
Net earnings (loss) per share:
  Basic....................................  $  (0.36)   $   (1.92)    $   (1.51)      $    0.13
  Diluted..................................  $  (0.36)   $   (1.92)    $   (1.51)      $    0.13

                                                AS OF FISCAL YEAR ENDED     AS OF NOVEMBER 29, 2003
                                                ------------------------    -----------------------
                                                 MARCH 2,      MARCH 1,                     AS
                                                   2002          2003        ACTUAL     ADJUSTED(4)
                                                ----------    ----------    --------    -----------
                                                                                  (UNAUDITED)
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.....................   $340,476      $340,681     $360,076    $1,020,291
Short term investments........................    304,083            --       24,018        24,018
Investments...................................         --       190,030      147,528       147,528
                                                 --------      --------     --------    ----------
Total cash, cash equivalents and
  investments.................................   $644,559      $530,711     $531,622    $1,191,837
                                                 ========      ========     ========    ==========
Total assets..................................   $946,958      $861,656     $940,109    $1,600,324
Long-term debt, including current portion.....   $ 12,259      $ 11,919     $ 13,293    $   13,293
Total shareholders' equity....................   $874,068      $706,781     $745,451    $1,405,666


------------

(1) During the third quarter of fiscal 2003, we recorded a restructuring charge of $6.5 million which consisted of severance costs, expenses with respect to vacating excess facilities and charges for redundant operating lease commitments.

(2) The total expense recorded in relation to the NTP matter for the fiscal year 2003 was $58.2 million. The expense includes compensatory damages awarded to NTP, plaintiff's attorney fees, our attorney fees, pre-judgment and post-judgment interest and other related costs.


(3) Net income (loss) under Canadian GAAP for the fiscal years ended March 2, 2002 and March 1, 2003 was $(28,479) and $(148,663), respectively. Net income (loss) under Canadian GAAP for the nine months ended November 30, 2002 and November 29, 2003 was $(117,428) and $8,900, respectively.



(4) As adjusted to give effect to this offering (at an assumed public offering price of $76.68 per share, being the closing price of the common shares on Nasdaq on January 13, 2004) and the application of the estimated net proceeds therefrom as described in "Use of Proceeds", assuming that the underwriters' over-allotment option is not exercised and after deducting the estimated expenses of this offering and the underwriting commissions.

                          DESCRIPTION OF SHARE CAPITAL

     Our authorized share capital consists of an unlimited number of voting common shares without par value, an unlimited number of non-voting, redeemable, retractable class A common shares without par value, and an unlimited number of non-voting, cumulative, redeemable, retractable preferred shares without par value, issuable in series. As of December 31, 2003, there were 79,271,044 common shares issued and outstanding. There are no class A common shares or preferred shares issued and outstanding.

COMMON SHARES

     Each common share is entitled to one vote at meetings of the shareholders and to receive dividends if, as and when declared by the board of directors. Dividends which the board of directors determine to declare and pay shall be declared and paid in equal amounts per share on the common shares and class A common shares at the time outstanding without preference or distinction. Subject to the rights of holders of shares of any class ranking prior to the class A common shares and common shares, holders of class A common shares and common shares are entitled to receive our remaining assets ratably on a per share basis without preference or distinction in the event that we are liquidated, dissolved or wound-up.

CLASS A COMMON SHARES

     The holders of class A common shares are not entitled to receive notice of or attend or vote at any meeting of our shareholders, except as provided by applicable law. Each such holder is entitled to receive notice of and to attend any meetings of shareholders called for the purpose of authorizing our dissolution or the sale, lease or exchange of all or substantially all of our property other than in the ordinary course of business and, at any such meeting, shall be entitled to one vote in respect of each class A common share on any resolution to approve such dissolution, sale, lease or exchange. Dividends are to be declared and paid in equal amounts per share on all the class A common shares and the common shares without preference or distinction. Subject to the rights of holders of any class of share ranking prior to the class A common shares and common shares, in the event that we are liquidated, dissolved or wound-up, holders of class A common shares and common shares are entitled to receive our remaining assets ratably on a per share basis without preference or distinction. We authorized for issuance the class A common shares when we were a private company to permit our employees to participate in our equity ownership. Class A common shares previously issued by us to such employees were converted on a one-for-one basis into common shares in December 1996 at the time that we became a reporting issuer in the Province of Ontario by filing a prospectus with respect to a special warrant offering completed in the Province of Ontario in 1997. At this time, we have no plans to issue further class A common shares.

PREFERRED SHARES

     The holders of preferred shares are not entitled to receive notice of or to attend or vote at any meeting of our shareholders, except as provided by applicable law. Preferred shares may be issued in one or more series and, with respect to the payment of dividends and the distribution of assets in the event that we are liquidated, dissolved or wound-up, rank prior to the common shares and the class A common shares. Our board of directors has the authority to issue series of preferred shares and determine the price, number, designation, rights, privileges, restrictions and conditions, including dividend rights, of each series without any further vote or action by shareholders. The holders of preferred shares do not have pre-emptive rights to subscribe for any issue of our securities. At this time, we have no plans to issue any preferred shares.

OWNERSHIP RESTRICTIONS

     The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Canada Act, unless after review, the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our common shares by a non-Canadian (other than a "WTO investor" as defined in the Investment Canada

Act) would be reviewable under the Investment Canada Act if it was an investment to acquire direct control of us and the value of our assets was Cdn$5,000,000 or more.

     An investment in our common shares by a WTO investor would be reviewable under the Investment Canada Act if it was an investment to acquire direct control of us and the value of our assets equaled or exceeded a specified amount, which is revised every year. The review threshold is Cdn$223 million for investments completed in 2003 and is indexed as of the first of January every year.

     A non-Canadian, whether a WTO investor or otherwise, would acquire control of us for the purposes of the Investment Canada Act if it acquired a majority of our common shares. The acquisition of less than a majority but one-third or more of our common shares would be presumed to be an acquisition of control unless it could be established that we were not controlled in fact by the acquirer through the ownership of common shares.

     In general, an individual is a WTO investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization or has a right of permanent residence in a WTO member. A corporation or other entity will be a WTO investor if it is a "WTO Investor-controlled entity" pursuant to detailed rules set out in the Investment Canada Act. The United States is a WTO member.

     Certain transactions in relation to our common shares would be exempt from the Investment Canada Act, including:

     - an acquisition of our common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

     - an acquisition of control in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provision of the Investment Canada Act; and

     - an acquisition of control by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of voting interests, remains unchanged.

                               TAX CONSIDERATIONS

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     The following summarizes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act") generally applicable to the holding and disposition of common shares by a holder who acquires common shares in this offering and who either (i) at all relevant times for purposes of the Tax Act, is resident in Canada, deals at arm's length with and is not affiliated with us and acquires and holds the common shares as capital property (a "Resident Holder"), or (ii) at all relevant times for purposes of the Tax Act, is not resident or deemed to be resident in Canada, deals at arm's length with and is not affiliated with us, acquires and holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada and who, for purposes of the Canada-United States Income Tax Convention (the "Treaty"), is a resident of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada (a "U.S. Holder"). Generally, common shares will be considered to be capital property to a holder thereof provided that the holder does not use the common shares in the course of carrying on a business and such holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Resident Holders may, in certain circumstances, treat common shares, and every "Canadian security" (as defined in the Tax Act) owned by such Resident Holder, as capital property by making an irrevocable election permitted by subsection 39(4) of the Tax Act. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) is available and/or advisable in their particular circumstances. This summary assumes that the common shares will at all relevant times be listed on a prescribed stock exchange for purposes of the Tax Act which currently includes the TSX and Nasdaq.

     This summary does not deal with special situations, such as particular circumstances of traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), nor is it applicable to any holder of common shares, an interest in which is a "tax shelter investment" for the purposes of the Tax Act or to U.S. Holders who are non-resident insurers carrying on an insurance business in Canada and elsewhere.

     This summary is based on the current provisions of the Tax Act and the regulations thereunder, all specific proposals (the "Tax Proposals") to amend the Tax Act and regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Treaty, as amended, and the administrative practice of the Canada Customs and Revenue Agency ("CCRA") publicly released prior to the date hereof. While this summary assumes that the Tax Proposals will be enacted as currently proposed, no assurance can be given in this respect.

     This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for any Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or any changes in the Treaty or administrative practices of the CCRA. This summary does not take into account provincial, territorial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein. Provisions of provincial income tax legislation vary from province to province in Canada and may differ from federal income tax legislation. This summary is not intended as legal or tax advice to any particular holder of common shares and should not be so construed. The tax consequences to any particular holder of common shares will vary according to that holder's particular circumstances. Each holder should consult the holder's own tax advisor with respect to the income tax consequences applicable to the holder's own particular circumstances.

     For purposes of the Tax Act, all amounts relevant in computing a holder's liability under the Tax Act must be computed in Canadian dollars. Amounts denominated in United States dollars including adjusted cost base, proceeds of disposition and dividends must be converted into Canadian dollars based on the prevailing exchange rate at the relevant time.

     TAXATION OF RESIDENT HOLDERS

  Dividends

     In the case of a Resident Holder who is an individual, any dividends received or deemed to be received on the common shares will be required to be included in computing the Resident Holder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from Canadian resident corporations. Dividends received or deemed to be received by a Resident Holder that is a corporation will be included in income and normally will be deductible in computing such corporation's taxable income. A Resident Holder that is a "private corporation" or a "subject corporation", as such terms are defined in the Tax Act, may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on the common shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income.

  Dispositions

     A disposition, or a deemed disposition, of a common share by a Resident Holder in the open market will generally give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the common share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the common share to the Resident Holder. For this purpose, the adjusted cost base to a Resident Holder of a common share at any particular time will be determined by averaging the cost of that common share with the adjusted cost base of all common shares of the company held as capital property at that time by the Resident Holder.

     One-half of any capital gain realized by a Resident Holder will be included in computing the Resident Holder's income as a taxable capital gain. One-half of any capital loss realized by a Resident Holder may generally be deducted against taxable capital gains realized in that year, in the three preceding taxation years or in any subsequent taxation year, subject to detailed rules contained in the Tax Act in this regard. A capital loss realized by certain Resident Holders may be reduced in certain circumstances by the amount of any dividends, including deemed dividends, which have been received by such holders on the common shares to the extent and in the manner provided for in the Tax Act. A Resident Holder that is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains. Capital gains realized by a Resident Holder that is an individual may give rise to a liability for alternative minimum tax. Resident Holders should consult their own tax advisors with respect to alternative minimum tax.

     TAXATION OF U.S. HOLDERS

  Dividends

     Dividends paid or credited or deemed to be paid or credited to a U.S. Holder by us are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid or credited to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation beneficially owning at least 10% of the company's voting shares).

  Dispositions

     A U.S. Holder is generally not subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a common share in the open market, nor will capital losses arising therefrom be recognized under the Tax Act, unless the common share constitutes "taxable Canadian property" that is not "treaty-protected property" to the U.S. Holder thereof for purposes of the Tax Act.

     A common share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 month period ending at the time of disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length (or the U.S. Holder together with such persons) owned 25% or more of the company's issued shares of any class or series. In the case of a U.S. Holder to whom common shares represent taxable Canadian property, such shares will be considered treaty-protected property by reason of the Treaty (and no

Canadian income tax will be payable under the Tax Act on any capital gain realized on a disposition of such shares in the open market) unless the value of such shares is derived principally from real property situated in Canada. We believe that the value of our common shares is not derived principally from real property situated in Canada.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     Subject to the limitations described in the next paragraph, the following summary describes certain material United States federal income tax consequences to a holder of the common shares, referred to for purposes of this discussion as a United States holder, that is:

     -  a citizen or individual resident of the United States;

     - a corporation (or other entity taxable as a corporation) created or organized in the United States or under the laws of the United States or of any state thereof, including the District of Columbia;

     - an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source; or

     - a trust, (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) if it has elected to be treated as a United States person under applicable United States Treasury regulations.

     This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to owning our common shares. This summary considers only United States holders that purchase common shares in the offering and that will hold such common shares as capital assets within the meaning of Section 1221 of the Internal revenue Code of 1986, as amended (the "Code").

     This summary is based on current provisions of the Code, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This summary does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder's individual circumstances. In particular, this summary does not address the potential application of the alternative minimum tax or United States federal income tax consequences to shareholders that are subject to special treatment, including:

     -  taxpayers who are broker-dealers or insurance companies;

     -  taxpayers who have elected mark-to-market accounting;

     -  tax-exempt organizations;

     -  financial institutions or "financial service entities";

     - taxpayers who hold common shares as part of a straddle, "hedge" or "conversion transaction" with other investments;

     -  dealers in foreign currency;

     -  holder who received common shares as compensation;

     - holders who own, directly or indirectly (including through attribution), more than 10 percent of our common shares;

     -  insurance companies;

     - persons who hold an interest in a partnership or other pass through entity that owns common shares; and

     -  taxpayers whose functional currency is not the United States dollar.

     In addition, this summary does not address any aspect of state, local or non-United States tax laws.

     Certain material aspects of United States federal income tax relevant to a holder other than a United States holder, referred to for purposes of this discussion as a non-United States holder, are also discussed below.

     Each holder of common shares is advised to consult such holder's own tax advisor with respect to the specific tax consequences to such holder of purchasing, holding or disposing of the common shares.

     TAXATION OF THE DISPOSITION OF COMMON SHARES

     Upon the sale, exchange or other disposition of common shares, a United States holder generally will recognize gain or loss in an amount equal to the difference between such United States holder's tax basis in the common shares, which is usually the cost of such shares, and the amount realized on the disposition. Unless we are treated as a passive foreign investment company, described below, gain or loss from the sale, exchange or other disposition of common shares held as capital assets will be long-term or short-term capital gain or loss, depending on whether the common shares have been held for more than one year. Long-term capital gain, in the case of non-corporate holders, is subject, in general, to lower tax rates than ordinary income. Gains recognized by a United States holder on a sale, exchange or other disposition of common shares generally will be treated as United States source income for United States foreign tax credit purposes. The rules relating to foreign tax credits are extremely complex and the availability of a foreign tax credit depends on numerous factors. Prospective purchasers of our common shares should consult their own tax advisors concerning the application of the United States foreign tax credit rules to their particular situation. A loss recognized by a United States holder on the sale, exchange or other disposition of common shares is allocated to United States source income. The deductibility of a capital loss recognized on the sale, exchange or other disposition of common shares is subject to limitations.

     If a United States holder sells common shares and receives Canadian dollars, changes in the exchange rate of the Canadian dollar versus the United States dollar between the date of sale and the date of settlement can create income tax consequences to the United States holder. A United States holder that receives foreign currency, including Canadian dollars, upon disposition of common shares and converts the foreign currency into United States dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the United States dollar, which will generally be treated as United States source income or loss.

     TAXATION OF DIVIDENDS PAID ON COMMON SHARES

     In the event we pay a dividend, except as described below if we are treated as a passive foreign investment company, a United States holder will be required to include in gross income as ordinary income the amount of any distribution paid on common shares, including any Canadian taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. We have not calculated our earnings and profits under United States tax rules. Therefore, we cannot provide United States holders with such information at this time. However, in the event we pay a dividend in the future, we expect that we would calculate our earnings and profits under United States tax rules at that time.

     Distributions in excess of such earnings and profits will be applied against and will reduce the United States holder's income tax basis in the common shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of common shares. Distributions of current or accumulated earnings and profits will be foreign source passive income, or, if received by certain financial institutions, financial services income, for United States foreign tax credit purposes. Accordingly, the recipients of such dividends may not be able to claim a full U.S. foreign tax credit for Canadian withholding tax paid on such dividends. In addition, dividends received by U.S. corporations would not qualify for the dividends received deduction available to corporations. Provided that we are not treated as a passive foreign investment company, described below, we believe that we are considered to be a "qualified foreign corporation", and therefore distributions paid to non-corporate United States Holders that are treated as dividends should qualify for a reduced rate of tax.

     Distributions of current or accumulated earnings and profits paid in Canadian dollars to a United States holder will be includable in the income of a United States holder in a United States dollar amount calculated by reference to the exchange rate on the date the distribution is received. A United States holder that receives a Canadian dollars distribution and converts the Canadian dollars into United States dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the Canadian dollars against the United States dollar, which will generally be United States source ordinary income or loss.

     The rules relating to foreign tax credits are extremely complex and the availability of a foreign tax credit depends on numerous factors. Prospective purchasers of our common shares should consult their own tax advisors concerning the application of the United States foreign tax credit rules to their particular situation.

     PASSIVE FOREIGN INVESTMENT COMPANY RULES

     Under U.S. federal income tax laws, if a company is or for any past period was a passive foreign investment company (a "PFIC"), it could have adverse U.S. federal income tax consequences to a United States holder. These consequences may apply even in years where the Company is no longer a PFIC. We do not believe that we currently are, or have been, a PFIC, and we do not anticipate becoming a PFIC in the future. The determination of whether we are a PFIC must be made annually as of the close of each taxable year and is a function of all the facts and circumstances. There can be no assurance that we will not be considered to be a PFIC for our current or any future taxable year. This will depend upon the sources of our income and the relative value of our passive assets such as cash and our non-passive assets, including goodwill. We have substantial passive assets in the form of cash and investments and will receive substantial proceeds from this offering. Furthermore, because the goodwill of a publicly traded corporation such as us is largely a function of the trading price of our shares, the valuation of that goodwill is subject to significant change throughout each year. Accordingly, it is possible that we may qualify as a PFIC due to the amount of cash we retain after the offering, changes in the nature of our income or other assets, or as the result of a decrease in the trading price of our shares.

     In general, we will be a PFIC with respect to a United States holder if, for any taxable year in which the United States holder held common shares, either:

     - at least 75% of our gross income for the taxable year is passive income (the "income test"); or

     - at least 50% of the value, determined on the basis of a quarterly average, of the assets we own is attributable to assets that produce or are held for the production of passive income (the "asset test").

     If we own, directly or indirectly, at least 25% by value of the stock of another corporation, we will be treated for purposes of the PFIC tests as owning our proportionate share of the assets of the other corporation, and as receiving directly our proportionate share of the other corporation's income.

     If we are classified as a PFIC in any year with respect to which a United States person is a shareholder, we generally will continue to be treated as a PFIC with respect to such shareholder in all succeeding years, regardless of whether we continue to meet the income or asset test described above.

     If we are treated as a passive foreign investment company, unless a United States holder elects to have us treated as a "qualified electing fund" under applicable United States tax laws, or makes a "mark to market election," each of which are described below, the following income tax consequences will result to such United States holder:

     1. Distributions with respect to our common shares made by us during a taxable year to a United States holder that are "excess distributions" must be allocated ratably to each day of the United States holder's holding period. The amounts allocated to the current taxable year and to taxable years prior to the first year in which we were classified as a passive foreign investment company are included as ordinary income in a United States holder's gross income for that year. The amount allocated to each other prior taxable year is taxed as ordinary income at the highest rate in effect for the United States holder in that prior year and the tax is subject to an interest charge at the rate applicable to deficiencies in income taxes.

     2. The entire amount of any gain realized upon the sale or other disposition of our common shares will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the interest charge described above.

     The foregoing rules with respect to distributions and dispositions may be avoided if a United States holder is eligible for and timely makes either a valid "qualifying electing fund" election, in which case the United States holder generally would be required to include in income on a current basis its pro rata share of our ordinary income and net capital gain or a valid "mark-to-market" election. We do not currently intend to complete the actions necessary, including providing the information necessary, for United States holders to make a qualifying electing fund election in the event that we were considered a passive foreign investment company for any taxable year.

     Assuming our common shares are regularly traded on a qualified exchange for purposes of the passive foreign investment company rules, the "mark-to-market" election would be available with respect to our common shares. If a United States holder makes a "mark-to-market" election, such holder will include in each year as ordinary income the excess, if any, of the fair market value of its common shares at the end of the taxable year over their adjusted tax basis. In addition, such United States holder will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the "mark-to-market" election. The electing United States holders' basis in our common shares will be adjusted to reflect any such income or loss amounts. Any gain or loss on the sale of our common shares will be ordinary income or loss, except that such loss will be ordinary loss only to the extent of the previously included net "mark-to-market" gain.

     United States holders are urged to consult their tax advisors concerning United States federal income tax consequences of holding our common shares if we were a passive foreign investment company.

     TAX CONSEQUENCES FOR NON-UNITED STATES HOLDERS OF COMMON SHARES

     Except as described in "information reporting and back up withholding" below, a non-United States holder of common shares will not be subject to United States federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, common shares, unless:

     - such item is effectively connected with the conduct by the non-United States holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business maintained by the non-United States holder, in the United States;

     - the non-United States holder is an individual who holds the common shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

     - the non-United States holder is subject to tax pursuant to the provisions of United States tax law applicable to United States expatriates.

     INFORMATION REPORTING AND BACKUP WITHHOLDING

     United States holders generally are subject to information reporting requirements and back up withholding tax with respect to proceeds paid from the disposition of common shares and dividends paid in the United States on common shares. Backup withholding will not apply if a United States holder provides an IRS Form W-9 or otherwise establishes an exemption from such withholding.

     Non-United States holders generally are not subject to information reporting or backup withholding with respect to dividends paid on, or the proceeds from the disposition of, common shares, provided that such non-

United States holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption from such requirements.

     The amount of any backup withholding generally will be allowed as a credit against a United States or non-United States holder's United States federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement dated
January   , 2004 (the "Underwriting Agreement") among us and each of the underwriters named below, for whom Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, we have agreed to sell to the underwriters and each of the underwriters has severally agreed to purchase from us the number of common shares set forth opposite its name below:


                                                                  NUMBER OF
                                                                COMMON SHARES
UNDERWRITER                                                     -------------
Lehman Brothers Inc.........................................
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........
Goldman, Sachs & Co. .......................................
UBS Securities LLC..........................................
Banc of America Securities LLC..............................
BMO Nesbitt Burns Inc. .....................................
CIBC World Markets Inc. ....................................
GMP Securities Ltd. ........................................
Canaccord Capital Corporation...............................
National Bank Financial Inc. ...............................
Orion Securities Inc. ......................................
RBC Dominion Securities Inc.................................
Scotia Capital Inc. ........................................
SG Cowen Securities Corporation.............................
TD Securities Inc...........................................
                                                                  ---------
     Total..................................................      9,000,000
                                                                  =========


     In the Underwriting Agreement, each of the underwriters has severally agreed, subject to the terms and conditions set forth therein, to purchase all of the common shares offered hereby, other than those covered by the over-allotment option described below, if any of such shares is purchased. The obligations of the underwriters under the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain stated events, including the occurrence of a material adverse change in the state of the financial markets. Under certain circumstances, the commitments of non-defaulting underwriters may be increased.

     The underwriters propose to offer the common shares to the public at the offering price set forth on the cover of this prospectus and to dealers at a
price that represents a concession not in excess of $     per share less than
the offering price. The underwriters may allow, and these dealers may re-allow,
a discount of not more than $     per share to other dealers. After the initial
offering, representatives of the underwriters may change the offering price, concession and discount.

     The underwriters are offering the common shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters, including the validity of the common shares, and other conditions contained in the Underwriting Agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

MULTIJURISDICTIONAL DISCLOSURE SYSTEM

     This offering is being made concurrently in all of the provinces of Canada other than the Province of Quebec and in the United States pursuant to the multijurisdictional disclosure system implemented by the securities regulatory authorities in the United States and Canada. The common shares will be offered in the United States and Canada by the underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. Subject to applicable law, the underwriters may offer the common shares outside of Canada and the United States.

INDEMNIFICATION

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933 and applicable Canadian provincial securities legislation, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

LISTING

     We have applied to list the common shares offered hereby on the TSX. Listing will be subject to us fulfilling all of the listing requirements of the TSX. The common shares offered hereby will also be quoted on Nasdaq.

OVER-ALLOTMENT OPTION

     We have granted an over-allotment option to the underwriters to purchase up to 1,350,000 additional common shares at the public offering price less the underwriting commission. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the Underwriting Agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

COMMISSIONS AND EXPENSES

     The following table shows the public offering price, underwriting commission to be paid by us to the underwriters and the proceeds before expenses to us. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                                           PER SHARE   WITHOUT OPTION   WITH OPTION
                                                           ---------   --------------   -----------
Public offering price....................................   $             $               $
Underwriting commission..................................   $             $               $
Proceeds, before expenses, to Research In Motion
  Limited................................................   $             $               $

     We estimate our expenses for the offering, not including the underwriting commissions, to be $2.3 million, net of certain offering expenses to be reimbursed to us by the underwriters.

     The common shares will be ready for delivery in New York, New York on or
about             , 2004.

LOCK-UP

     Except as indicated below, we, our directors, chief financial officer and two chief operating officers have agreed not to, directly or indirectly, offer, sell, assign, transfer, encumber, pledge, contract to sell, grant an option to purchase or otherwise dispose of any of our common shares, any options or warrants to purchase any of our common shares, or any securities convertible into or exchangeable for our common shares, or enter into any swap or other agreement transferring the economic value of our common shares to another party settled in cash or otherwise, or announce any intention to do any of the foregoing, for a period of 90 days following the date of this prospectus (except for options and common shares issuable under our employee option plan and in connection with acquisitions), other than with the prior written consent of Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters (which consent may be given without notice to our shareholders or other public announcement). Without the prior written consent of Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, one of our directors may make a charitable contribution of up to Cdn$15 million worth of our common shares, one of our directors may make a charitable contribution of up to Cdn$4 million worth of our common shares and each of our directors, chief financial officer and chief operating officers may sell up to 25,000 of our common shares during the 90 days following the date of this prospectus.

STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

     The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common shares, in accordance with Regulation M under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act:

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase pursuant to the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares subject to the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Stabilizing transactions permit bids to purchase common shares so long as the stabilizing bids do not exceed a specified maximum price.

     - Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions and penalty bids may raise or maintain the market price of our common shares or prevent or slow a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on Nasdaq, the TSX or otherwise and, if commenced, may be discontinued at any time. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

     The underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase any common shares. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the common shares. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX and the Universal Market Integrity Rules for Canadian Marketplaces of Market Regulation Services Inc. relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with this offering the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the common shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. If the underwriters create a short position in common shares in connection with this offering, the underwriters may reduce that short position by purchasing common shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

PASSIVE MARKET MAKING

     In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common shares on Nasdaq in accordance with Regulation M under the Exchange Act during a period before the commencement of offers or sales of common shares and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

OTHER RELATIONS

     Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.


     Banc of America Securities LLC, BMO Nesbitt Burns Inc., CIBC World Markets Inc. and RBC Dominion Securities Inc. are affiliates of banks that are lenders to us under one or more of various operating line, letter of credit and credit card facilities (collectively, the "Credit Facilities"). As a result, we may be considered to be a "connected issuer" of these underwriters for the purposes of applicable Canadian provincial securities legislation. The aggregate amount drawn under the Credit Facilities as at November 29, 2003 was $58.4 million, and none of the proceeds from the offering will be used to reduce amounts owing under the Credit Facilities. The Credit Facilities are secured by one or more of a guarantee given by one of our wholly-owned subsidiaries, a pledge of certain securities held by that subsidiary, cash collateral, a general security agreement and a general assignment of book debts. We are in compliance with all terms of the Credit Facilities. The decision to distribute the common shares offered hereby, and the determination of the terms and conditions of this offering, were made through negotiations between us and the underwriters without the involvement of the lenders under the Credit Facilities. The underwriters will not receive any benefits from this offering other than their respective portions of commissions payable by us.


INTERNET OFFERING

     A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

     Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

                                 LEGAL MATTERS

     Certain legal matters relating to the common shares offered by this prospectus will be passed upon by Wildeboer Rand Thomson Apps & Dellelce, LLP, Toronto, Ontario, with respect to matters of Canadian law, and Skadden, Arps, Slate, Meagher & Flom LLP, Toronto, Ontario, with respect to matters of U.S. law, on our behalf. Certain legal matters relating to the common shares offered by this prospectus will be passed upon by Blake, Cassels & Graydon LLP, Toronto, Ontario, with respect to matters of Canadian law and Cleary, Gottlieb, Steen & Hamilton, New York, New York, with respect to matters of U.S. law, for the underwriters. The partners and associates of Wildeboer Rand Thomson Apps & Dellelce, LLP, as a group, and the partners and associates of Blake, Cassels & Graydon LLP, as a group, each beneficially own, directly or indirectly, less than one percent of our outstanding common shares.

                     AUDITORS, TRANSFER AGENT AND REGISTRAR

     Our audited consolidated financial statements incorporated by reference in this prospectus have been audited by Ernst & Young LLP, Toronto, Ontario and Zeifman & Company LLP, Toronto, Ontario, independent auditors, as stated in their reports appearing therein. At our annual meeting on July 21, 2003, Ernst & Young LLP was appointed as our sole auditor.

     Computershare Trust Company of Canada is the registrar and transfer agent for our common shares in Canada and Computershare Trust Company, Inc. is the registrar and co-transfer agent for our common shares in the United States.

                      DOCUMENTS INCORPORATED BY REFERENCE

     We are "incorporating by reference" into this prospectus some of the information we file with securities regulatory authorities in Canada, which means that we are disclosing important information to you by referring you to those documents. The following documents, filed with the provincial securities regulatory authorities in Canada, are specifically incorporated by reference in and form an integral part of this prospectus:

     - our Management Information Circular dated May 30, 2003 relating to the Annual Meeting of Shareholders held on July 21, 2003 (excluding the sections entitled "Composition of Compensation Committee", "Report on Executive Compensation", "Performance Graph" and "Report on Corporate Governance Practices");

     - our audited comparative consolidated financial statements prepared in accordance with U.S. GAAP for the fiscal year ended March 1, 2003 and the auditors' report thereon and the notes thereto;

     - our Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 1, 2003;

     -  our Renewal Annual Information Form dated July 17, 2003;

     - our unaudited comparative consolidated financial statements prepared in accordance with U.S. GAAP for the nine-month period ended November 29, 2003 and the notes thereto;

     - our Management's Discussion and Analysis of Financial Condition and Results of Operations for the nine-month period ended November 29, 2003; and

     - our material change report dated May 30, 2003 regarding an update of our litigation with NTP.

     All documents of the type referred to above, and any material change reports (other than confidential material change reports) filed by us with a securities regulatory authority in Canada on or after the date of this prospectus and prior to the termination of the offering under this prospectus will be deemed to be incorporated by reference in this prospectus.

     The information permitted to be omitted from this prospectus will be contained in a supplemented prospectus and will be incorporated by reference in this prospectus as of the date of the supplemented prospectus.

     ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS WILL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR THE PURPOSES OF THIS PROSPECTUS TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN, OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN, MODIFIES OR SUPERSEDES THAT STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT IS NOT AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED WILL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS PROSPECTUS.

     You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

                            Secretary
                            Research In Motion Limited
                            295 Phillip Street
                            Waterloo, Ontario, Canada
                            N2L 3W8
                            Tel: (519) 888-7465

     Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference into this document. Copies of these documents are also available at www.sedar.com and at www.sec.gov.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form F-10 with respect to the common shares being sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the common shares to be sold in this offering, please refer to the registration statement.

     We are subject to the information requirements of the U.S. Securities Exchange Act of 1934 and applicable Canadian securities legislation, and in accordance therewith we file reports and other information with the SEC and with the securities regulators in each of the provinces of Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, we generally may prepare these reports and other information in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Securities Exchange Act of 1934, as amended. In addition, we are not required to publish financial statements as promptly as U.S. companies.

     You may read and copy any document we file with the SEC at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site (www.sec.gov) that makes available reports and other information that we file electronically with it, including the registration statement we have filed with respect to this offering.

     You are invited to read and copy any reports, statements or other information that we file with the Canadian provincial securities commissions or other similar regulatory authorities at their respective public reference rooms. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (www.sedar.com), which is commonly known by the acronym "SEDAR." Reports and other information about us are also available for inspection at the offices of the TSX.

             DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT


     The following documents have been filed with the SEC as part of the registration statement of which this prospectus forms a part: (1) the documents listed above under "Documents Incorporated by Reference;" (2) the consents of Ernst & Young LLP and Zeifman & Company LLP; (3) the consents of Wildeboer Rand Thomson Apps & Dellelce, LLP and Blake, Cassels & Graydon LLP; (4) powers of attorney from certain of our directors and officers and from our authorized representative in the United States; and (5) form of underwriting agreement.

                              [Inside Back Cover]

Two pictures of people using a RIM wireless handheld, two pictures of people working in a lab and four pictures of RIM wireless handhelds.

                                9,000,000 SHARES

                                   (RIM LOGO)

                           RESEARCH IN MOTION LIMITED

                                 COMMON SHARES

                      ------------------------------------

                                   PROSPECTUS

                                           , 2004

                      ------------------------------------

      Joint Book-Running Leads                       Joint Leads
Lehman Brothers  Merrill Lynch & Co.  Goldman, Sachs & Co.  UBS Investment Bank

                            ------------------------

Banc of America Securities LLC
                        BMO Nesbitt Burns
                                        CIBC World Markets
                                                      Griffiths McBurney Corp.

                            ------------------------


Canaccord Capital


            National Bank Financial


                        Orion Securities Inc.


                                     RBC Capital Markets


                                                Scotia Capital


                                                         SG Cowen


                                                               TD Securities

                                    PART II

                         INFORMATION NOT REQUIRED TO BE
                      DELIVERED TO OFFEREES OR PURCHASERS

INDEMNIFICATION.

     Under the Business Corporations Act (Ontario) (the "OBCA"), the Registrant may indemnify a present or former director or officer of the Registrant or person who acts or acted at the Registrant's request as a director or officer of another body corporate of which the Registrant is or was a shareholder or creditor, and his or her heirs and legal representatives:

     (a) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Registrant;

     (b) with court approval, against all costs, charges and expenses reasonably incurred by him or her in connection with an action brought by or on behalf of the Registrant or body corporate to procure a judgment in its favor, to which he or she is made a party by reason of being or having been a director or officer of the Registrant or body corporate; and

     (c) in respect of all costs, charges and expenses reasonably incurred by him or her in connection with the defense of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of having been a director or officer of the Registrant or body corporate, if he or she was substantially successful on the merits of his or her defense of the action or proceeding, provided, in all cases, such director or officer (i) acted honestly and in good faith with a view to the best interests of the Registrant, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such director or officer had reasonable grounds for believing that his or her conduct was lawful.

     Subject to the limitations contained in the OBCA, the By-laws of the Registrant provide that every director or officer of the Registrant, every former director or officer of the Registrant or a person who acts or acted at the Registrant's request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his or her heirs and legal representatives shall, from time to time, be indemnified and saved harmless by the Registrant from and against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Registrant or body corporate of which the Registrant is or was a shareholder if (i) he or she acted honestly and in good faith and with a view to the best interests of the Registrant, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such director or officer had reasonable grounds for believing that his or her conduct was lawful.

     The Company maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers except where the liability relates to the person's failure to act honestly and in good faith and with a view to the best interests of the Registrant. The directors and officers are not required to pay any premium in respect of the insurance. The policy contains standard industry exclusions and no claims have been made thereunder to date.

     The Underwriting Agreement contains provisions by which the Underwriters agree to indemnify the Registrant, each of the directors and officers of the Registrant and each person who controls the Registrant within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), with respect to information furnished by the Underwriters for use in this Registration Statement.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXHIBITS.

     The following exhibits have been filed as part of the Registration
Statement:


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
    3.1        Form of Underwriting Agreement.
    4.1        Renewal Annual Information Form of the Registrant dated July
               17, 2003.(1)
    4.2        Audited comparative consolidated financial statements of the
               Registrant for the fiscal year ended March 1, 2003 and the auditors' report thereon and the notes thereto.(2)
    4.3        Management's Discussion and Analysis of Financial Condition
               and Results of Operations for the fiscal year ended March 1,
               2003.(2)
    4.4        Unaudited comparative consolidated financial statements of the Registrant for the nine months ended November 29, 2003 and the notes thereto.(3)
    4.5        Management's Discussion and Analysis of Financial Condition
               and Results of Operations for the nine months ended November
               29, 2003.(3)
    4.6        Management Information Circular of the Registrant dated May
               30, 2003, prepared in connection with the annual general
               meeting of shareholders of the Registrant held on July 21,
               2003, excluding the sections entitled "Composition of
               Compensation Committee", "Report on Executive Compensation",
               "Performance Graph" and "Report on Corporate Governance
               Practices."(4)
    5.1        Consent of Ernst & Young LLP.
    5.2        Consent of Zeifman & Company LLP.
    6.1*       Powers of Attorney.


------------


*   Filed previously.


(1) Incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended March 1, 2003, filed with the Commission on July 18, 2003.

(2) Incorporated by reference to the Registrant's Annual Report on Form 40-F/A for the fiscal year ended March 1, 2003, filed with the Commission on January 7, 2004.

(3) Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on January 7, 2004.

(4) Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on June 26, 2003.

                                    PART III

                 UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

ITEM 1.  UNDERTAKING.

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in such securities.

ITEM 2.  CONSENT TO SERVICE OF PROCESS.


     Prior to filing this Amendment No. 1 to the Registration Statement on Form F-10, the Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.


                                      III-1

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waterloo, Ontario, Canada on January 14, 2004.


                                          RESEARCH IN MOTION LIMITED

                                          By:  /s/ JAMES L. BALSILLIE
                                            ------------------------------------
                                              James L. Balsillie
                                              Chairman and Co-Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated, on January 14, 2004.



             SIGNATURE                TITLE
             ---------                -----

      /s/ JAMES L. BALSILLIE          Chairman and Co-Chief Executive Officer and Director
-----------------------------------   (Principal Executive Officer)
        James L. Balsillie


                 *                    President and Co-Chief Executive Officer and Director
-----------------------------------
         Michael Lazaridis


                 *                    Chief Financial Officer
-----------------------------------   (Principal Financial Officer and Principal Accounting
          Dennis Kavelman             Officer)


                 *                    Director
-----------------------------------
          E. Kendall Cork


                 *                    Director
-----------------------------------
           James Estill


                 *                    Director
-----------------------------------
         Douglas E. Fregin


                 *                    Director
-----------------------------------
          John Richardson


                 *                    Director
-----------------------------------
        Dr. Douglas Wright


*        /s/ JAMES L. BALSILLIE
     ------------------------------
          James L. Balsillie,
            Attorney-in-fact


                                      III-2

                           AUTHORIZED REPRESENTATIVE


     Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of Research In Motion Limited in the United States, in the City of Waterloo, Ontario, Canada on January 14, 2004.


                                          RESEARCH IN MOTION CORPORATION
                                          (Authorized Representative)

                                          By:  /s/ JAMES L. BALSILLIE
                                            ------------------------------------
                                              James L. Balsillie
                                              President

                                      III-3

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                 DESCRIPTION                           PAGE NO.
-------                                -----------                           --------
    3.1        Form of Underwriting Agreement.
    4.1        Renewal Annual Information Form of the Registrant dated July
               17, 2003.(1)
    4.2        Audited comparative consolidated financial statements of the
               Registrant for the fiscal year ended March 1, 2003 and the auditors' report thereon and the notes thereto.(2)
    4.3        Management's Discussion and Analysis of Financial Condition
               and Results of Operations for the fiscal year ended March 1,
               2003.(2)
    4.4        Unaudited comparative consolidated financial statements of the Registrant for the nine months ended November 29, 2003 and the notes thereto.(3)
    4.5        Management's Discussion and Analysis of Financial Condition
               and Results of Operations for the nine months ended November
               29, 2003.(3)
    4.6        Management Information Circular of the Registrant dated May
               30, 2003, prepared in connection with the annual general
               meeting of shareholders of the Registrant held on July 21,
               2003, excluding the sections entitled "Composition of
               Compensation Committee", "Report on Executive Compensation",
               "Performance Graph" and "Report on Corporate Governance
               Practices."(4)
    5.1        Consent of Ernst & Young LLP.
    5.2        Consent of Zeifman & Company LLP.
    6.1*       Powers of Attorney.


------------


*   Filed previously.


(1) Incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended March 1, 2003, filed with the Commission on July 18, 2003.

(2) Incorporated by reference to the Registrant's Annual Report on Form 40-F/A for the fiscal year ended March 1, 2003, filed with the Commission on January 7, 2004.

(3) Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on January 7, 2004.

(4) Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on June 26, 2003.

                                      III-4